May 3, 2021

DELIVERED VIA SEDAR

Re: Business Acquisition Report dated April 28, 2021

Please be advised that we have refiled the business acquisition report dated April 28, 2021 (the “Business Acquisition Report”) to amend the filing solely due to the missing date on the independent auditor’s report of MNP LLP in the audited consolidated financial statements of Trichome Financial Corp. for the years ended December 31, 2020 and 2019.

No other changes have been made to the previously-filed Business Acquisition Report.

Yours truly,

IM Cannabis Corp.

(Signed) “Yael Harrosh”

Yael Harrosh
Corporate Secretary

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 - Identity of Company

1.1 - Name and Address of Company

This business acquisition report pertains to IM Cannabis Corp. (the "Company"), with a head address located at Kibbutz Glil Yam, Central District, Israel 4690500 and a registered address located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5.

1.2 - Executive Officer

The following executive officer of the Company is knowledgeable about the Arrangement (as defined below) and this business acquisition report:

Yael Harrosh

Corporate Secretary

+972-54-6687515

Item 2 - Details of Acquisition

2.1 - Nature of Business Acquired

Trichome Financial Corp. ("Trichome") is the 100% shareholder of Trichome JWC Acquisition Corp ("TJAC") d/b/a JWC, a federally licensed producer of cannabis in Canada. TJAC acquired the assets of James E. Wagner Cultivation Corp. on August 28, 2020 by way of a court supervised process under the Companies' Creditors Arrangement Act (Canada). Trichome is focused on acquiring related assets to compliment TJAC and leveraging the knowledge, expertise and insights of its employees, management and founders.

2.2 - Acquisition Date

March 18, 2021.

2.3 - Consideration

On December 30, 2020, the Company entered into an arrangement agreement (as amended subsequent to the date thereof, the "Arrangement Agreement") with Trichome pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, the Company had agreed to acquire (and did acquire on the acquisition date noted in Item 2.2 above), all of the issued and outstanding shares of Trichome (the "Trichome Shares") by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement").

Pursuant to the terms of the Arrangement, former holders of Trichome Shares (the “Trichome Shareholders”) received 0.24525 of a common share of the Company (each whole common share, an “IMC Share”) for each Trichome Share held (the “Exchange Ratio”) and former holders of Trichome in-the-money convertible instruments (together with the Trichome Shareholders, the “Trichome Securityholders”) received a net payment of IMC Shares based on the Exchange Ratio.

As a result of the Arrangement, a total of 10,104,901 IMC Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of issued and outstanding IMC Shares.

2.4 - Effect on Financial Position

The expected effect of the acquisition on the Company's financial position is outlined in the unaudited pro forma consolidated financial statements of the Company included with this business acquisition report.

The Company does not currently have any plans or proposals for material changes in the business acquired pursuant to the Arrangement which may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or substantially all or a substantial part of the business acquired pursuant to the Arrangement or to make any material changes to the Company's business.

Upon completion of the Arrangement, Trichome became a wholly-owned subsidiary of the Company. The business and operations of Trichome have combined with those of the Company.

2.5 - Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or Trichome and required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Arrangement.

However, the Company obtained a fairness opinion from Cormark Securities Inc. dated December 29, 2020 attesting to the fairness of the consideration offered by the Company pursuant to the Arrangement, from a financial point of view. Trichome obtained a fairness opinion from Desjardins Securities Inc. dated December 29, 2020 attesting to the fairness of the consideration to be received by Trichome Securityholders pursuant to the Arrangement, from a financial point of view.

2.6 - Parties to Transaction

The Arrangement was not with an informed person (as that term is defined in section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7 - Date of Report

April 28, 2021

Item 3 - Financial Statements and Other Information

The following documents of Trichome are attached as Schedule "A" to this business acquisition report: the audited consolidated financial statements of Trichome, together with the notes thereto and the auditor's report thereon, for the years ended December 31, 2020 and 2019.

The following pro forma documents of the Company are attached as Schedule "B" to this business acquisition report:

(a) the unaudited pro forma condensed consolidated statement of financial position of the Company as at December 31, 2020; and

(b) the unaudited pro forma consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2020 of the Company and pro forma earnings per share for the financial year ended December 31, 2020.

SCHEDULE "A"

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TRICHOME FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Please see attached.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

MNP LLP

Mississauga, Ontario — Chartered Professional Accountants

April 23, 2021 — Licensed Public Accountants

MNP

TRICHOME FINANCIAL CORP.
Consolidated Statements of Financial Position
As at December 31, 2020 and December 31, 2019
(Expressed in Canadian Dollars)

		As at December 31,	As at December 31,
	Notes	2020	2019

ASSETS

Current
Cash and cash equivalents	23	$2,850,476	$20,887,704
Amounts receivable	6,23	2,675,441	158,169
Prepaids and other assets	12	740,531	134,218
Biological assets	8	837,143	-
Inventory	7	2,202,618	-
Due from related parties	16	7,961	23,583
Current portion of loans receivable	9, 23	4,317,037	1,964,538
Total current assets		13,631,207	23,168,212
Non-current
Derivative assets	10, 23	414,330	455,064
Investments	10, 23	-	226,368
Loans receivable	9, 23	3,921,732	5,058,679
Deposits	12	617,533	-
Investment in equity accounted investee	11	324,490	-
Intangible assets	15	153,636	19,633
Property, plant, and equipment	13	13,256,720	-
Right-of-use assets	14	10,799,766	-
Total non-current assets		29,488,207	5,759,744
Total assets		43,119,414	28,927,956

LIABILITIES
Current
Amounts payable and accrued liabilities	17, 23	3,295,123	1,264,160
Deposits		-	78,977
Current portion of lease liabilities	14, 23	60,654	-
Total current liabilities		3,355,777	1,343,137
Long-term
Lease liabilities	14, 23	10,951,629	-
Convertible debentures	18, 23	5,470,994	-
Total long-term liabilities		16,422,623	-
Total liabilities		19,778,400	1,343,137

SHAREHOLDERS' EQUITY
Share capital	19	35,019,878	33,850,039
Contributed surplus	19	564,431	459,203
Share-based reserve	19	1,098,632	1,281,668
Equity component of convertible debenture	18	626,408	-
Accumulated deficit		(15,265,554)	(8,006,091)
Shareholders' equity attributable to owners of the parent		22,043,795	27,584,819
Other non-controlling interest	19	1,297,219	-
Total equity		23,341,014	27,584,819

Total liabilities & shareholders' equity		$43,119,414	$28,927,956

Commitments and contingencies (Note 25)
Subsequent events (Note 28)
The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/"Michael Ruscetta"	/s/"Howard Steinberg"
Director	Director

TRICHOME FINANCIAL CORP.
Consolidated Statements of Net Loss and Comprehensive Loss
For the years ended December 31, 2020 and December 31, 2019
(Expressed in Canadian Dollars)

		For the year ended
	Notes	December 31, 2020	December 31, 2019

Cannabis gross revenues		$1,784,169	$-
Excise tax		(449,128)	-
Net cannabis revenues		1,335,041	-

Cost of cannabis revenues		1,957,097	-

Depreciation and ROU asset amortization included in Cost of cannabis		667,978
Gross profit before fair value adjustments		(1,290,034)	-
Realized fair value amount of inventory sold and other adjustments	8	-	-
Unrealized fair value gain on biological assets	8	-	-
Gross profit on cannabis revenues		(1,290,034)	-

Interest revenue		3,001,785	1,264,563
Other revenue	16	118,645	-
Total interest and other revenue		3,120,430	1,264,563

Operating expense
General and administrative	16,22	6,594,164	2,534,381
Share-based compensation	16,19	2,196,702	991,677
Expected credit loss (recovery)	9	(250,538)	328,450
Depreciation and amortization	13,14,15	252,339	-
Total operating expenses		8,792,667	3,854,508

Loss from operations		(6,962,271)	(2,589,945)

Other expenses (income)
Bargain purchase gain	5	(1,434,409)	-
Gain on modification of loans receivable	9	(479,068)	(42,787)
Fair value gain on amounts receivable		(215,588)	-
Fair value gain on loans receivable at FVTPL	9	(116,421)	-
Income from equity accounted investee	11	(8,959)	-
Gain on settlement of loans receivable	9	-	(557,516)
Costs incurred to list on stock exchange	19	-	371,012
Listing expense	19	-	1,308,281
Accretion expense on preferred shares	19	-	1,254,027
Interest expense and penalties		4,900	-
Foreign exchange loss (gain)		29,882	-
Fair value loss on derivative investments	10	65,266	870,789
Interest expense - convertible debenture	18	382,135	-
Fair value loss on investments	10	431,603	-
Acquisition related transaction costs - JWC	5	528,070	-
Interest expense - lease liabilities	14	615,477	-
Acquisition related transaction costs - IMC	28	720,152	-
Net loss before tax		$(7,485,311)	$(5,793,751)
Deferred tax recovery	27	225,848	-

Net loss for the year		$(7,259,463)	$(5,793,751)

Total net loss for the year attributable to:
Owners of the Company		(7,259,463)	(5,793,751)
Other non-controlling interest	21	-	-
		$(7,259,463)	$(5,793,751)

Basic earning per share	20	$(0.27)	$(0.46)
Weighted average number of basic common shares	20	27,212,000	12,522,227
Diluted earnings (loss) per share	20	$(0.27)	$(0.46)
Weighted average number of diluted common shares	20	27,212,000	12,522,227

The accompanying notes are an integral part of these consolidated financial statements.

TRICHOME FINANCIAL CORP.
Consolidated Statements of Cash Flows
For the year ended December 31, 2020 and December 31, 2019
(Expressed in Canadian Dollars)

		For the year ended
	Notes	December 31, 2020	December 31, 2019

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the year		(7,259,463)	(5,793,751)
Items not affecting cash:		-	-
Bargain purchase gain	5	(1,434,409)	-
Listing expense		-	1,308,281
Accretion expense on preferred shares	19	-	1,254,027
Accretion and accrued coupon interest on debt component of convertible debt	18	296,524	-
Non-cash interest revenue		(1,869,186)	(717,664)
Foreign exchange revaluation on loans receivable	9	30,153	-
Change in fair value of derivative assets, investments and amounts receivable	10	281,281	870,789
Gain on settlements and modifications of loans receivable	9	(479,068)	(600,303)
Share-based compensation expense	19	2,196,702	991,677
RSUs issued as a finder's fee	18	192,548	-
Change in fair value of loans measured at FVTPL	9	(116,421)	-
Expected credit loss	9	(209,919)	328,450
Interest expense - lease liability	14	615,477	-
Depreciation and amortization expense	13,14,15	920,317	-
Destroyed and written off inventory and biological assets	7,8	75,700	-
Unrealized fair value gain on biological assets	8	-	-
Realized fair value amount of inventory sold and other adjustments	8	-	-
Net income from equity accounted investments	11	(8,959)	-
Deferred tax recovery		(225,848)	-
		(6,994,571)	(2,358,494)
Changes in non-cash items relating to operations:

Increase/(decease) in working capital items and long-term deposits	26	(1,169,269)	646,650
		(1,169,269)	646,650
Changes in cash items relating to operations:
Advances of loaned funds (inclusive of amounts allocated to derivative assets and investments on initial recognition and transaction costs)	9	(17,224,778)	(12,955,845)
Repayment of loaned funds		2,787,229	5,834,772
		(14,437,549)	(7,121,073)
Cash outflows used in operating activities		(22,601,389)	(8,832,917)
CASH FLOWS USED IN INVESTING ACTIVITIES (Note 26)
Purchase of intangible assets	15	(155,041)	(19,633)
Purchase of property, plant, and equipment	13	(144,793)	-
Investment in equity accounted investee	11	(315,531)	-
Cash outflows used in investment activities		(615,365)	(19,633)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issuance of convertible debentures	18	6,200,000	-
Financing fees on convertible debentures	18	(32,625)	-
Proceeds from amalgamated entity (net of working capital)		-	324,884
Share issuance costs	19	-	(879,108)
Proceeds on issuance of common shares	19	-	16,484,383
Payment of lease obligations and JWC rent arrears	14	(987,849)	-
Cash inflows from financing activities		5,179,526	15,930,159
DECREASE IN CASH		$(18,037,228)	$7,077,609
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		20,887,704	13,810,095
CASH AND CASH EQUIVALENTS, END OF THE YEAR		$2,850,476	$20,887,704

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

TRICHOME FINANCIAL CORP.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

		Number of		Contributed	Share-based	Equity component	Non-controlling	Accumulated	Total
	Notes	shares *	Share capital	Surplus	reserve	of Convertible	interest	deficit	Shareholders'
						Debt			Equity

Balance at January 1, 2019		6,960,000	$335,000	$162,549	$531,044	$-	$-	$(2,212,340)	$(1,183,747)
Comprehensive loss for the year		-	-	-	-	-	-	(5,793,751)	(5,793,751)
Share-based compensation for the year		-	-	991,677	-	-	-	-	991,677
Vested share-based compensation		-	-	(750,624)	750,624	-	-	-	-
Conversion of series A preferred shares on close of Trichome's RTO	19	9,513,902	16,332,200	-	-	-	-	-	16,332,200
Shares issued for previously subscribed shares	19	7,849,706	16,484,383	-	-	-	-	-	16,484,383
Shares issued in the reverse-takeover of 22 Capital Corp.**	19	751,216	1,577,564	55,601	-	-	-	-	1,633,165
Share issuance costs		-	(879,108)	-	-	-	-	-	(879,108)

Balance at December 31, 2019		25,074,824	33,850,039	459,203	1,281,668	-	-	(8,006,091)	27,584,819
Comprehensive loss for the year		-	-	-	-	-	-	(7,259,463)	(7,259,463)
Share-based compensation for the year		-	-	899,483	-	-	1,297,219	-	2,196,702
Vested share-based compensation		-	-	(794,255)	794,255	-	-	-	-
Settlement of restricted share units	19	737,788	1,169,839		(1,169,839)	-	-	-	-
Equity component of convertible debentures	18	-	-	-	-	626,408	-	-	626,408
Transaction cost - convertible debentures	18	-	-	-	192,548	-	-	-	192,548

Balance at December 31, 2020		25,812,612	$35,019,878	$564,431	$1,098,632	$626,408	$1,297,219	$(15,265,554)	23,341,014

* Number of shares is inclusive of the 3:1 share split, and has been applied retrospectively for the January 1, 2019 comparative figures.

** Number of shares adjusted down by four shares from December 31, 2019. This relates to monthly fractional share adjustments throughout 2020.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

1. Description of the business

Trichome Financial Corp. (the "Company" or "Trichome" or "Trichome Financial"), formerly 22 Capital Corp., was incorporated pursuant to the provisions of the Business Corporations Act of Ontario on January 4, 2017. The Company is located at 150 King Street West, Suite 200, Toronto, Ontario, Canada. On October 4, 2019, in connection with Trichome Financial Corp.'s reverse takeover ("RTO") of 22 Capital Corp., the Company completed a 3:1 share split.

Trichome Financial is the 100% shareholder of Trichome JWC Acquisition Corp ("TJAC") d/b/a JWC, a federally licensed producer of cannabis in Canada. TJAC acquired the assets of James E. Wagner Cultivation Corp. on August 28, 2020 under a court supervised process under Companies' Creditors Arrangement Act (Canada).  Trichome is focused on acquiring related assets to compliment JWC and leverage the knowledge, expertise and insights of its employees, management and founders.

2. Basis of Preparation

Statement of Compliance with International Financial Reporting Standards

These consolidated financial statements ("Financial Statements") have been prepared in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee applicable to the preparation of the Financial Statements.

Basis of presentation

These Financial Statements have been prepared by the Company on a historical cost basis using the accrual basis of accounting, except for the revaluation of certain assets and liabilities to fair value, including derivative assets, biological assets, assets acquired through a business combination, investments, convertible debentures, and certain loans receivable.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether the price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Company takes into account the characteristics of the asset or liability that market participants would take into consideration when pricing the asset or liability at the measurement date.

Fair value measurements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The currency of presentation within these Financial Statements is the Canadian dollar, which is also the functional currency of the Company and its subsidiaries, unless stated otherwise.

During the year ended December 31, 2020, the Company reclassified certain prior period balances to conform to the current period presentation. These included reclassifying expected credit losses from operating expenses to other expenses on the Consolidated Statements of Net Loss and Comprehensive Loss.

These Financial Statements were approved by the Company's Board of Directors and authorized for issue on April 23, 2021.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Basis of consolidation

On May 7, 2020, the Company incorporated TJAC. TJAC was formed specifically for the acquisition of James E. Wagner Cultivation Corporation ("JWC"), which closed on August 28, 2020 (Note 5). TJAC holds the assets and required cannabis licenses for the cultivation, processing, and sales of cannabis, and has two facilities located in Kitchener, Ontario, Canada. TJAC is a subsidiary of the Company and the financial results are consolidated with those of the Company's as part of the financial reporting process.

The Company incorporated Trichome Financial Cannabis Private Credit GP Inc. (the "GP"), Trichome Financial Cannabis Manager Inc., and Trichome Asset Funding Corp. as wholly owned subsidiaries and consolidates the financial results of these entities. The entities were formed in preparation for the opening of an alternative investment fund. The Company formed Trichome Financial Cannabis Private Credit LP (the "Fund"), which became an equity accounted investee during the year (Note 11). The Fund performs receivables factoring with cannabis companies in Canada.

3. Significant accounting policies

Below is a summary of the Company's significant accounting policies. The following policies were adopted during the year ended December 31, 2020, as a result of the acquisition of JWC (Note 5): Revenue Recognition (cannabis revenues recognized under IFRS 15), Business Combinations, Other Non-controlling Interests, Biological Assets, Inventories, Property Plant & Equipment, and Leases.

Financial Instruments

The Company records financial instruments, including lending arrangements in accordance with IFRS 9 - Financial Instruments ("IFRS 9"):

Classification:

Financial assets can be classified as at:

1) amortized cost;

2) fair value through other comprehensive income ("FVTOCI"), with gain or losses recycled through profit or loss on derecognition; and

3) fair value through profit and loss ("FVTPL")

Financial liabilities can be classified as at:

1) amortized cost; and

2) FVTPL

In order for a financial asset to be classified as at amortized cost, it must meet two criteria that are deemed consistent with a basic lending arrangement: i) they are held within a business model in which the lender is expected to hold the asset to maturity and collect the contractual interest and principal payments until maturity of the loan (known as the "hold to collect" business model); and ii) the contractual cash flows of the lending arrangements are solely payments of principal and interest by the borrower ("SPPI"). However, instruments which meet the SPPI criteria, but that are subsequently sold, can still be recognized at amortized cost, so long as these sales are infrequent (even if significant in value), or insignificant in value both individually and in aggregate (even if infrequent).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Principal is defined as the fair value of the financial asset at initial recognition, which may change over time due to repayments or amortization of a premium or discount. Interest is defined as consideration for credit risk and time value of money.

Financial assets can be classified as FVTOCI when both of the following are met: i) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding.

The majority of the Company's financial assets are loans receivable held in order to collect the associated contractual cashflows. The cashflows in these lending arrangements are typically repayment of principal and interest.

The Company's financial liabilities consist of amounts payable and accrued liabilities and convertible debentures. Amounts payable and accrued liabilities are recorded at amortized cost. The convertible debentures are discussed in more detail in the Compound financial instruments section further below.

Transaction costs in connection with loans:

In accordance with IFRS 9, the Company capitalizes transaction costs directly incurred for lending arrangements which are measured at amortized cost, and expenses transaction costs for lending arrangements measured at FVTPL. Capitalized transaction costs are included in the calculation of interest revenue over the term of the loan through the effective interest rate method in accordance with IFRS 9. Transaction costs generally include, but are not limited to legal fees, professional fees, and insurance fees directly incurred as part of entering into the lending arrangement.

Transaction costs may be incurred in a period before initial recognition of the loan. When transaction costs are incurred related to a potential loan that the Company concludes is probable to be recognized at amortized cost, these transaction costs are recorded within prepaid expenses, net of any deposits received from potential borrowers. When transaction costs are incurred related to a potential loan that the Company concludes is probable to be recognized at FVTPL, these transaction costs are expensed in the period incurred, net of any deposits received from potential borrowers. If transaction costs are capitalized related to a potential loan that had probable amortized cost recognition, but failed to close, these transaction costs are expensed in the period the Company determined the loan was not probable to close.

Loans receivable - modification and settlement gains and losses:

There are instances in which the terms of a lending arrangement may be modified and/or a loan may be settled prior to the stated maturity. In both instances, in accordance with IFRS 9, the Company will determine the gain or loss on modification or settlement of the loan in the period in which the modification or settlement occurs.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

When there has been a modification to the terms of a loan, the Company will recalculate the value of the loan on the date of modification, based on the newly modified terms. This value is determined based on the present value of the future cashflows the Company expects to collect from the borrower under the new terms of the lending arrangement. The difference between the present value of these cashflows and the value of the loan just prior to modification, is then recorded in other income or other expense as a modification gain or loss on modification of loans receivable.

When a loan is considered derecognized, the Company calculates the gain or loss on the loan based on the difference between the cashflows received upon derecognition of the loan, and the value of the loan under IFRS 9 just prior to settlement of the loan. Depending on the original terms of the loan, the value of the loan at the time of derecognition will be measured based on its amortized cost or at FVTPL. The calculated gain or loss on settlement of the loan will then be recorded in other income or other expense in the period in which the derecognition occurred.

Expected credit losses ("ECLs") and impairment of loans:

In accordance with IFRS 9 Financial Instruments, accounting for impairment losses on loans receivable is based on a forward-looking expected credit loss model. Under this model, the Company is required to assess the need for an allowance for ECLs for all loans which are classified at either amortized cost or FVTOCI. The allowance calculated by the Company is based on probability-weighted outcomes that typically consider the following:

- Past events which affect the historical collectability of the Company's loans

- Time value of money

- Macroeconomic indicators which may not be directly attributable to the borrower but could have an impact on the borrower's business

- Financial forecasts and future business plans of the borrower

An ECL for a loan is derived from a three-stage model which assesses the credit quality of the associated debt instrument and is completed at the time of issuance of the lending arrangement as well as at the end of each reporting period. As the credit quality of the underlying borrower is monitored, the instrument may be reclassified to a more appropriate credit stage. The three-stages are as follows:

- Stage 1: includes financial instruments that have not had a significant increase in credit risk since initial recognition, are not in default, and are not impaired. Stage 1 also includes financial instruments that have low credit risk at the reporting date. An ECL equal to expected credit losses over the next 12 months is recognized.

- Stage 2: includes financial instruments that have had a significant increase in credit risk since initial recognition. An ECL equal to expected credit losses over the assets' lifetime is recognized. The lifetime of an asset is generally considered to be its remaining contractual lifetime.

- Stage 3: includes financial instruments that have become credit impaired at the reporting date. An ECL equal to expected credit losses over the assets' lifetime is recognized.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

As the instrument is reallocated amongst the stages at the end of reach reporting period based on the change in the credit risk of the borrower, an adjustment is made to the ECL provision with the corresponding debit or credit booked as an operating expense or an operating expense recovery, respectively, in the period in which the reassessment is made.

Compound financial instruments:

Compound financial instruments issued by the Company consist of convertible debentures, which contain both a liability and equity component.

The liability component of a compound financial instrument is first recognized based on the fair value of a similar standalone liability that does not include an equity component. The equity component is initially recognized as the residual value between the fair value of the compound financial instrument as a whole and the fair value determined for the standalone liability component. The value assigned to the equity component becomes its own line item on the Consolidated Statement of Financial Position within shareholders' equity.

Transaction costs related to the issuance of compound financial instruments are capitalized proportionately against the value of the equity and liability components. If the liability component in a financial instrument is recorded at fair value through profit and loss, any associated transaction costs are expensed immediately as incurred.

Interest and accretion expense accruing to the financial liability is recognized in the Consolidated Statement of Net Loss and Comprehensive Loss. On conversion, the financial liability is reclassified to shareholders' equity and no gain or loss is recognized.

Cash and cash equivalents

Cash includes deposits held in banks or other institutions as well as liquid investments that are readily convertible into cash within 3 months.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Derivative assets

Upon entering certain loans, some borrowers will issue derivatives, such as common share purchase warrants, to the Company. These derivatives are generally assessed and measured as stand-alone financial instruments, independent of the lending arrangement. Per IFRS 9, in order for a derivative to be considered a separate financial asset, the following criteria must be met:

i) Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;

ii) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

iii) It is settled at a future date.

When derivatives issued to the Company meet the requirements above, these derivatives are recorded as financial instruments at FVTPL.

Amounts receivable

Accounts receivable and other amounts receivable do not have a significant financing component. The Company applies the simplified model in assessing and recognizing lifetime expected credit losses for amounts receivable. The Company sells to customers with varying levels of risk. Review of receivables for potential credit losses is done at the entity level and the required provisions recorded in the accounts of each entity. Amounts receivable are recorded on a net basis on the Financial Statements.

The Company assesses at each statement of financial position date whether a financial asset or group of financial assets is impaired.

Equity investments held at FVTPL

The Company may also receive common shares of the borrower upon entering into certain lending arrangements. These common shares are recognized as financial instruments under IFRS 9 and are recorded at FVTPL upon inception and get revalued at each subsequent reporting period.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Revenue recognition

The Company records interest revenue on its loan portfolio using the effective interest rate method, which is comprised of the following:

Coupon interest: Cash interest payments earned on loans are recognized as interest revenue over the term of the loan.

Accretion: Accretion represents non-cash interest revenue derived from the effective interest rate method and is recognized over the term of the loan. Accretion revenue may increase or decrease the overall interest revenue from a given loan and will depend on the amount of capitalized transaction costs, and the fair value of any incentives received for entering into the loan; such as derivative assets, set-up fees, original issue discounts, and other terms of the lending arrangement.

The Company also recognizes revenues from cannabis sales. While interest revenue recognition is based on the principles of IFRS 9 Financial Instruments, revenue from cannabis sales is recognized based on the principles of IFRS 15 Revenue from Contract with Customers ("IFRS 15").

IFRS 15 has a five-step model for revenue recognition. The model is based on identifying the contract with a customer, identifying the performance obligations, determining the individual transaction price, and allocating the transaction price to the individual performance obligations within the contract. Revenue is recognized when the associated performance obligations are satisfied. Revenue from cannabis sales is typically recognized upon either shipment to or acceptance by a customer, depending on the terms of the contract. Cannabis sales contracts with certain customers include variable consideration, based on the customer's ability to return damaged and/or slow-moving inventory. Using historical evidence, Management assesses the probability and likelihood of inventory being returned from customers upon sale. Total cannabis revenue, net of anticipated returns from customers, gets recorded for each sale.

Under IFRS 15, the following methods of revenue recognition are used when variable consideration is present in a contract with a customer:

(a) the expected value method - this may be appropriate when the entity has a large number of contracts with similar characteristics and is calculated as the sum of the probability-weighted amounts in a range of possible consideration amounts' and

(b) the most likely amount - this may be appropriate when a contract has only two possible outcomes (e.g., the amount received is based on whether a performance bonus is achieved, or not). It is the single most likely amount in a range of possible consideration amounts (i.e., the single most likely outcome of the contract).

Government subsidies

The Company met certain criteria in connection with the Canadian Government's COVID-19 relief efforts, and as such, received partial wage and rent incentives for one of its subsidiaries. In accordance with the guidance in IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, amounts received were applied against respective expense line items on the Consolidated Statement of Net Loss and Comprehensive Loss.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Share capital

Financial instruments issued by the Company are classified as a component of shareholder's equity only to the extent that they do not meet the definition of a financial liability or a financial asset. The Company's common shares, stock options, restricted share units, and performance share units are classified as equity instruments.

Any incremental costs directly attributable to the issuance of new shares are recognized as a deduction from shareholders' equity, net of tax.

Share-based payments

The grant date fair value of equity settled share-based payment awards granted to employees is recognized as an expense with a corresponding increase in equity over the vesting period of the awards. For performance-based equity settled share-based payment awards, the Company estimates the time at which the performance is expected to be achieved at inception of the award. The fair value of the performance share-based payment award is recognized as an expense with a corresponding increase in equity over the period the performance obligation is expected to be achieved. The Company monitors the estimated time period that the performance obligation is expected to be achieved and makes appropriate adjustments for any changes in the estimate on a prospective basis. The vesting of these awards is accelerated if the performance obligation is met prior to the originally estimated vesting period.

Loss per share

Basic loss per share is determined by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are determined in the same manner, with the exception that the weighted average number of common shares is adjusted for effects of all dilutive potential common shares. Potential dilutive common shares includes the additional shares issued assuming the conversion of share options and share units, using the treasury stock method.

Business combinations

When accounting for business combinations, the Company uses the acquisition method when control is transferred to the Company. Consideration transferred in an acquisition is measured at fair value, along with the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. A bargain purchase gain may arise, particularly if the acquiree is distressed, when the fair value of net assets acquired is greater than the purchase consideration. Any gain on a bargain purchase is recognized immediately in profit or loss. Transaction costs related to a business combination are expensed as they are incurred.

In a business combination, all identifiable assets and liabilities acquired are recorded at fair value. For any assets and liabilities acquired, which carry a high degree of complexity, appropriate valuation techniques are used to assess fair value.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Interest in equity-accounted investees

The Company's interest in equity accounted investees is comprised of its interest in Trichome Financial Cannabis Private Credit LP. In accordance with IAS 28, an entity has significant influence if it holds 20% or more of the voting rights or can demonstrate significant influence over the daily operations and decision making of the entity. The Company does not hold 20% or more of the voting rights or otherwise have control over the Fund, however, the Company does hold significant influence over decision making and investment selection.

In accordance with IAS 28, the Company accounts for the investment using the equity method. Under the equity method, investments are first recorded at cost and are subsequently adjusted for their percentage of net income (loss) generated by the equity investee for the period, as well as for any cash disbursements received from the equity investee.

Other non-controlling interest ("Other NCI")

The Company's Other NCI is comprised of the TJAC equity incentive plan ("TJAC equity plan"), which is comprised of stock options that are exercisable into shares of TJAC. Amounts for vested stock options recognized in equity within the Company's accounts are classified as other non-controlling interest in the Company's Financial Statements. In accordance with IFRS 10 Consolidated Financial Statements, a portion of TJAC's net income is not attributable to Other NCI as holders of the stock options do not have common shares or voting rights in the Company. As the stock options are exercised for common shares of TJAC, the other non-controlling interest will become ordinary non-controlling interest ("NCI"). Ordinary non-controlling interest is adjusted each period based on the net income (loss) attributable to the holders of those common shares.

Biological assets

The Company utilizes an income approach to determine the fair value less costs to sell ("FVLCTS") at each reporting date, based on the existing cannabis plant's stage of completion up to the point of harvest. The stage of completion is determined based on the cutting date, the reporting date and the expected total lifecycle of a cannabis lot. The Company capitalizes direct and indirect costs between the point of initial recognition and the point of harvest including labour, depreciation, consumables, nutrients, utilities, and facilities costs. Costs to sell include post-harvest processing, packaging, shipping, and fulfillment costs. The identified direct and indirect costs of biological assets are capitalized within biological assets, and subsequently expensed upon sale of the inventory. The FVLCTS in excess of the direct and indirect costs of biological assets that are scheduled or in production are recognized in the unrealized fair value gain on biological asset line on the Consolidated Statement of Net Loss and Comprehensive Loss, and are subsequently recorded within the line item 'realized fair value amount of inventory sold and other adjustments' upon sale.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Inventories

Inventories include harvested cannabis and finished goods. These items are valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories of harvested cannabis are transferred from biological assets at their FVLCTS at harvest which becomes the initial deemed cost of the inventories. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Finished goods consists of cannabis flower and cannabis products, as well as supplies, packaging, and consumables. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within 'costs of cannabis revenues' on the Consolidated Statement of Net Loss and Comprehensive Loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line on the Consolidated Statement of Net Loss and Comprehensive Loss. Other supplies that are used in production are recorded at cost and expensed as used, through the Cost of Cannabis Revenues line on the Consolidated Statement of Net Loss and Comprehensive Loss.

The Company compares the cost of inventory with the estimated net realizable value and adjusts the inventory balance accordingly at each reporting date.

Property, plant, and equipment ("PP&E")

PP&E is recorded at cost, less accumulated depreciation, and any accumulated impairment loss. The residual value, useful life, and depreciation methods for PP&E are reviewed by the Company on an annual basis and adjusted prospectively.

Gains or losses on disposal of PP&E are determined by comparing proceeds with the carrying amount of the asset and are included in the Consolidated Statement of Net Loss and Comprehensive Loss.

Quarterly depreciation expense can vary based on the Company's judgments and estimates regarding the useful life, impairment, and residual value of PP&E.

The Company uses the following methods of depreciation for property, plant, and equipment:

- Office furniture and equipment: 20% declining balance method

- Leasehold improvements: straight line method over life of the lease

- Production equipment: 20% declining balance method

- Computers equipment: 55% declining balance method

- Security system: 20% declining method

Intangible Assets

The Company defines intangible assets as an asset that is capable of being separated or divided from the entity and sold, transferred, licenced, or rented to a third party, with the expectation of generating cash inflows for the Company. In order for an intangible asset to exist the Company has to have control or other legal rights to the identified intangible asset.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The Company's intangible assets have finite useful lives that are measured at cost less accumulated amortization and any accumulated impairment losses.

Amortization is calculated using the straight-line method. The estimated lives of intangible assets are as follows:

- Acquired cannabis plant genetics: 2.5 years

- Software: 5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Leases

The Company leases cultivation facilities and office space in Ontario, Canada. The Company has elected to use the short-term lease recognition exemption which is applied by class of assets. The Company has also elected to use the low dollar value practical expedient, which unlike the short-term recognition exemption, is applied on an asset-by-asset basis.

In connection with the August 28, 2020 acquisition of James E. Wagner Cultivation Corporation (Note 5), the Company was assigned leases for two cultivation facilities, previously leased by JWC. The associated right-of-use asset and lease liability values for these cultivation facilities was determined as the present value of the future lease payments, discounted using the Company's incremental borrowing rate. The Company's incremental borrowing rate was used, given the discount rate implicit in the leases were not known. In calculating the right-of-use asset and lease liability, the Company considered the likelihood of exercising any extension options included in the lease arrangements. If the Company will likely exercise an extension option at the end of the initial term of a lease, then the extension option(s) will be included in determining the initial value of the right-of-use asset and lease liability. If the expected exercise of an extension option changes after commencement of the lease, the Company will record a lease modification gain or loss in the period the modification was determined.

Subsequent to initial recognition, the lease liability is measured at amortized cost using the Company's incremental borrowing rate at the time of entering the lease. The right-of-use asset is subsequently measured at its net book value. The deemed cost of the asset is amortized over the shorter of its expected useful life and the term of the lease on a straight-line basis.

Subsequent to initial recognition, the right-of-use asset and lease liability values can be remeasured throughout the term of the lease if any of the following cause a significant change in the present value of the future lease payments:

- change in an index or a discount rate;

- change in the Company's estimate of the amount expected to be repayable under a residual value guarantee;

- changes in the Company's assessment of whether it will exercise a purchase, extension or termination option.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Impairment of non-financial assets (intangible assets, and property, plant and equipment)

When there are indicators of impairment for finite life intangible assets as well as property, plant, and equipment, the Company will investigate if the asset is impaired. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses, if any, are recognized in the Consolidated Statement of Net Loss and Comprehensive Loss.

The recoverable amount of assets is the greater of an asset's fair value less cost of disposal and value-in-use. In assessing recoverable amounts, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit ("CGU") to which the asset belongs. An impairment loss is only reversed if there is an indication that the impairment indicator no longer exists and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Income tax

Current tax:

Current tax arises from current and prior period results of the Company. Current tax labilities or current tax assets are measured based on the tax rates that have been enacted or substantially enacted at year end. If at year end the Company has a current tax balance owing, a current tax liability is recognized, while a current tax asset is recognized if the Company has balance owing to them at year end.

Deferred tax:

Deferred tax is recorded on temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets are reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all, or part of, the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority. The Company has made an assessment that there is no uncertain tax position at year-end.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Foreign currency translation

All figures reported in these Financial Statements and notes to the Financial Statements are in Canadian dollars, unless otherwise stated. The functional currency of the Company and its subsidiaries is the Canadian dollar. Assets and liabilities originating under a currency other than the Canadian dollar are translated at the rate of exchange prevailing at the reporting date, while revenues and expenses are translated at the rate of exchange prevailing at the dates of the transactions during the period.

During the year ended December 31, 2020 the Company had certain amounts receivable and amounts payable originating in a currency other than the Canadian dollar. Foreign exchange gains or losses reported at each financial statement period end, for the previously noted financial statement line items, were recorded in other income and expenses.

New accounting pronouncements

Effective in 2020 the International Accounting Standards Board ("IASB") introduced new accounting pronouncements for IAS 1 Presentation of Financial Statements as well as IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

The new pronouncement for IAS 1 requires issuers to present a third statement of financial position at the beginning of the preceding period in addition to the minimum comparative statement of financial position in a number of situations, including if the issuer applied an accounting policy retrospectively during the year. The Company is not required to disclose a third statement of financial position as it doesn't meet any of the requirements of IAS 1 during the year ended December 31, 2020.

The new pronouncement for IAS 37 provides additional guidance to clarify the costs an entity should consider in assessing if a contract is onerous. This could have an impact on the recognition of provisions, contingent liabilities, as well as contingent assets on the issuer's financial statements. The new pronouncement is for periods commencing on or after January 1, 2022. The Company continues to consider the impact this pronouncement could have on future disclosures.

4. Critical accounting estimates and judgments

Preparation of these Financial Statements requires the Company to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements. These estimates, judgments, and assumptions will also affect certain disclosures at the date of the Financial Statements and amounts of revenues and expenses recorded during the reporting periods. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements and may require accounting adjustments based on future occurrences.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Business combinations

In accordance with IFRS 3 Business Combinations, when a business combination has been identified, all acquired assets and liabilities, as well as the purchase consideration, must be recorded at fair value. Determining the fair value of these assets and liabilities can require a high degree of judgment and estimates, particularly related to future cash flows. Judgement is also required to assess if a transaction meets the definition of a business combination, and what date control occurs.

Expected credit losses ("ECLs") and impairment of loans receivable

At each reporting date, the Company assesses whether there has been a significant increase in credit risk since initial recognition by assessing the risk of default occurring over the remaining expected life of the loan receivable. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macro-economic factors, management judgement, delinquency, and monitoring.

The Company considers a loan receivable to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument when the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. Loss events include events that indicate significant financial difficulty of the borrower, default or delinquency in principal or interest payments, high probability of the borrower entering a phase of bankruptcy or a financial reorganization, measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan. The Company considers that default has occurred and classifies the financial asset as credit impaired when it is more than 90 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Once the loan receivable has been appropriately classified, the ECL is calculated based on three key inputs. These key inputs involve significant judgment and help to determine the present value of the expected cash shortfalls associated with the individual loan receivable. These shortfalls are determined based on the present value of the total cash flows expected to be obtained from the borrower less the actual cashflows which were agreed upon in the lending arrangement with the individual borrower and any guarantors. The three inputs are as follows:

- Probability of Default - an estimate of the likelihood of default over a specified time horizon

- Loss Given Default - an estimate of the loss occurring at the time of default; and

- Exposure at Default - an estimate of the exposure at the time of default

These inputs take into consideration both macroeconomic factors, which are not directly attributable to the entity, as well as individual factors which are specific to the borrower.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The ECL is calculated as follows:

ECL = Probability of Default multiplied by Loss Given Default multiplied by Exposure at Default

This calculation will change over time based on the Company's ongoing assessment of the borrower's credit risk throughout the term of the loan.

When assessing the ECL for an individual loan receivable that is considered credit impaired, the lender is required to take into consideration the associated cashflows that may be recuperated in the event that the borrower defaults on the loan. When entering lending arrangements, the Company generally ensures that borrowers have sufficient collateral to compensate for losses, should the borrower default on the loan. This strategy helps to reduce the credit risk associated with the individual loan and thus minimizes the expected credit loss.

Valuation of loans receivable

For loans measured at amortized cost or at FVTPL under IFRS 9, judgment is used by the Company in determining the fair value of the loan at inception of the lending arrangement and at each reporting period. The fair value of the loan at any given point in time is calculated based on the present value of the future loan payments, discounted using an interest rate that would be charged by another market participant for a financing arrangement with similar characteristics. Judgment is used by the Company in determining what the interest rate would be for sourcing a similar financing arrangement in the market. This can lead to material fair value gains or losses on loans held at FVTPL.

Loans receivable subsequently measured at amortized cost are recorded using the effective interest rate method and are impacted by fair value estimates of derivative assets, transaction costs, set-up fees, original issue discounts, and other discount or premium items. These items have an impact on the value of the loan receivable on initial recognition.

Fair value estimates of derivative assets

The Company holds derivative assets, typically warrants, in both publicly-traded and privately-held companies which are measured at fair value using the Black-Scholes option pricing model. Certain investments do not have Level 1 inputs, and thus, the Company relies on Level 2 and 3 inputs in determining the fair value of these derivative assets. For investments in which Level 2 inputs are available, the Company relies on recently completed equity transactions, or other methods of implied fair value, in determining the fair value of the individual common share underlying the derivative asset. For investments in which both Level 1 and 2 inputs are not available, the Company relies on internal or external resources to perform supporting valuations. In instances where Level 1 inputs exist, the Company relies on quoted prices for assets that are traded in an active market.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The Company uses the Black-Scholes option pricing model in determining the fair value of most derivatives, and therefore inputs such as volatility, risk-free rate, and expected life of the derivative are used to determine the fair value of the derivative asset. For publicly listed companies, volatility is estimated using historical share prices. For privately-owned companies, volatility is estimated using an average of historical share prices of comparable publicly listed companies. The risk-free rate is estimated based on the Government of Canada bond yields. The useful life of the derivative asset is estimated based on the amount of time the Company is expected to hold the asset, prior to exercise.

Share-based payments

The Company uses the Black-Scholes option pricing model in determining the fair value of Company stock options issued to employees. In estimating fair value, the Company is required to make certain assumptions and estimates such as the expected life of the options, volatility of the Company's future share price, the risk-free rate, future dividend yields and estimated forfeiture rates at the initial grant date.

A subsidiary of the Company, Trichome JWC Acquisition Corp., has its own employee stock option plan. The Black-Scholes option pricing model is used in determining the fair value of these options. In estimating the fair value, the Company makes certain assumptions and estimates similar to those noted above for the Company's stock options issued to employees. However, in this instance, the Company must also estimate the value per share of Trichome JWC Acquisition Corp. as a key input in the Black-Scholes option pricing model, which required a high degree of estimation and judgment.

Derecognition and modification of loans receivable

The Company uses judgment in determining whether the change in the terms of the lending arrangement qualifies as a derecognition of the loan or a modification of the loan under IFRS 9. Depending on the Company's judgment, the manner in which the loan is treated, be it a modification or a settlement, can result in materially different results in interest revenue or other income. If there is a modification in a lending arrangement subsequent to initial recognition, the Company also reassesses the need to modify the expected credit loss associated with the loan.

Current and deferred taxes

Estimates are required in calculating current and deferred taxes. In performing these calculations, the Company must make judgments regarding tax rules in jurisdictions where the Company performs activities. Judgement is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results and the reversal of temporary differences.

In assessing the probability of realizing deferred tax assets, the Company estimates future taxable income, tax loss carry-forward balances, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Compound financial instruments

The Company uses judgment to determine the methods and assumptions in performing fair value calculations for the liability component of a compound financial instrument. These estimates could be materially different due to the use of judgment and the inherent uncertainty in estimating the fair value of the different components which make up the financial instrument.

A key significant estimate used in determining the fair value of the liability component of a compound financial instrument is the discount rate used to present value the future cashflows. The Company bases its assumptions for the discount rate on observable data, when possible. The discount rate used to determine the fair value of the liability component in a compound financial instrument represents the Company's estimate of rates currently available for a standalone liability that does not include an equity component but that has similar terms, risk, and maturity.

Estimated useful lives and depreciation/amortization of property and equipment, as well as intangible assets

Depreciation and amortization of property and equipment as well as intangible assets are dependent upon estimated useful lives which are determined through the exercise of judgment. Estimated useful lives are assessed at the end of each reporting period for any changes in the expected life of the asset and consumption of economic benefits from the use of the asset. Amortization as well as depreciation commences when the asset is first put into use. The expected life of any intangible assets with a finite life are assessed at the end of each reporting period.

Impairment of non-financial assets

The Company uses judgment in determining the grouping of assets and their related CGUs for the purpose of testing for impairment. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. In determining the recoverable amount of a CGU or a group of CGUs, various estimates are used. The Company analyzes comparable transactions, cost savings, gross margins, revenue growth rates, discount rates, capitalization rates, and terminal capitalization rates. The Company determines the recoverable amount by using estimates such as projected future revenues, earnings, and capital investment. Discount rates are determined based on both internal and external risks associated with the cash flows specific to the Company and its capital structure.

Biological assets

In determining the value of biological assets that are scheduled or in production, the Company uses a number of estimates and assumptions, which are Level 3 inputs. Key assumptions include the average stage of growth, average selling prices of the product, survival rates, costs to complete and sell, and expected yields of the cannabis plants.

These assumptions are estimated based on historical results, expected future results, expected future costs to completion, as well as forecasted business plans.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Equity accounted investees

Significant judgment is used by the Company in assessing control of the Company's investment in its equity accounted investee - the Fund. Although not holding more than a 20% stake in the Fund, the Company concluded that significant influence exists under IFRS 10 Consolidated Financial Statements ("IFRS 10"), based on the Company's involvement in day-to-day operations of the business and overall investment management.

Leases

Judgment is used in determining the value of the Company's right-of-use assets and lease liabilities. The value determined for the Company's right-of-use assets and lease liabilities can be materially different based on the discount rate selected to present value the future lease payments as well as the likelihood of the Company exercising extensions, termination, and/or purchase options. The discount rate used to present value the future lease payments over the life of the lease is based on the Company's incremental borrowing rate at inception of the lease. This rate is determined by the Company using judgment.

In determining the value of the Company's right-of-use assets and lease liabilities, the Company assesses future business plans to determine whether to include certain extension options noted in the lease agreement.

If there is no interest rate implicit in the lease agreement, the Company uses a discount rate that would be charged to a similar borrower, with similar risk characteristics, in a mortgage loan to purchase the leased facility. This discount rate is used to present value the future lease payments in determining the right-of-use asset and lease liability values at inception of the leases.

Revenue recognition

Under IFRS 15 Revenue from Contracts with Customers, judgment is required in recognizing revenue when variable consideration is present in a contract. In certain supply agreements, the Company stands ready to accept returns on cannabis sales, indicating the possibility of variable consideration.

Judgment is used by the Company in determining which of the above two methods of revenue recognition should be used when recognizing revenue from cannabis sales. Moreover, estimates are used by the Company in determining the amount of revenue to recognize upon delivery and acceptance of cannabis inventory to a customer.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

5. Acquisition of James E. Wagner Cultivation Corp.

Pursuant to the March 31, 2020 consensual restructuring where JWC was granted protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") by the Ontario Superior Court of Justice (the "Courts"), Trichome Financial was confirmed the successful bidder for the assets of JWC on May 15, 2020 (Note 9). Under CCAA, JWC was controlled by the Courts until close of the acquisition. The Company closed the acquisition on August 28, 2020, which resulted in control and ownership of JWC's assets and a business combination in accordance with IFRS 3 Business Combinations, given the acquired assets of JWC constituted a business with active inputs, processes, and outputs. During the year, the Company incurred approximately $0.53 million in transaction costs related to this acquisition which have been recorded as other expenses on the Consolidated Statements of Net Loss and Comprehensive Loss.

JWC was a licensed cannabis cultivator in the province of Ontario, with two production facilities in the city of Kitchener. These facilities hold cannabis cultivation licenses from Health Canada.

The identifiable assets acquired, and liabilities assumed of the business were recorded at their fair values on the date of acquisition. A purchase price allocation was performed using fair values determined by the Company's best estimates and assumptions. Other than the lease liabilities recorded under IFRS 16 Leases, the Company did not assume any other liabilities as part of the acquisition of JWC.

Prior to close of the acquisition on August 28, 2020, the Company's pre-existing relationship with JWC consisted of a series of loans to the company starting in 2019 (Note 9) to support their working capital and capital expenditure needs. The purchase consideration for the assets of JWC consisted of the principal value of the loans as well as all accrued interest and recoverable legal fees at the time of acquisition. It was determined that the principal value of the loans at the time of acquisition represented their fair value as this would be the value a third-party would have to pay to acquire the assets of JWC from the Company who was the stalking horse bidder in CCAA process (Note 9).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Purchase consideration is comprised of the Company's previous loan receivable balances from JWC (Note 9), any accrued and unpaid interest at the time, and amounts settled on behalf of the owners of JWC, as detailed below:

Purchase consideration
Forgiveness of loans to JWC	$16,010,930
Payment of JWC rent arrears	425,508
Payment of amounts on behalf of owners of JWC	885,860
Total purchase price	17,322,298

Net assets acquired
Cash	$1,062,292
Amounts receivable and recoverable	847,601
Prepaid expenses	707,996
Due from related parties	3,260
Biological assets	841,959
Inventory	1,595,933
Property, plant, and equipment	13,697,666
Right-of-use assets	11,113,306
Lease liabilities	(11,113,306)
Total net assets acquired	18,756,707

Bargain purchase gain	$(1,434,409)

The table below is a breakdown of the loans to JWC that were settled in exchange for the assets of the business:

				Add:
		Accrued coupon	Less: DSRA*	Amendment
Loan	Principal value	interest owed	balance owing	fee owed	Total
Initial	$3,500,000	$169,344	$-	$-	$3,669,344
Tranche 1 Amendment 1	2,850,000	137,894	(131,813)	-	2,856,081
Tranche 2 Amendment 2	1,150,000	53,607	(151,896)	40,000	1,091,711
DIP	8,098,997	188,168	-	-	8,287,165
Total of all loans	15,598,997	549,013	(283,709)	40,000	15,904,301
Add: recoverable legal fees					106,629
Total purchase consideration					16,010,930

*Debt service reserve account ("DSRA") which was taken on the Tranche 1 Amendment 1 and Tranche 2 Amendment 2 loans.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

6. Amounts receivable

	December 31, 2020	December 31, 2019
Accounts receivable	$1,878,690	$107,771
HST recoverable	114,848	2,198
Other receivable	681,903	48,200
Total amounts receivable	$2,675,441	$158,169

Included in amounts receivable at December 31, 2020 is an allowance for an expected credit loss of nil. The majority of cannabis sales are to government-owned provincial cannabis distributors and retail operators, where the risk of repayment is considered low. Any expected credit losses associated with interest receivable on loan receivable balances (Note 9) are accounted through the expected credit loss on loans receivable (Note 9).

At December 31, 2020, $0.11 million of accounts receivable were overdue (2019 - nil), in connection with the Good Buds loan receivable balances (Note 9).

7. Inventory

	December 31, 2020	December 31, 2019
Finished goods	$2,095,114	$-
Packaging & shipping material	107,504	-
Balance at year end	$2,202,618	$-

During the year ended December 31, 2020, $0.05 million of inventory was destroyed, and recorded in the cost of cannabis revenues line item on the Consolidated Statement of Net Loss and Comprehensive Loss.

8. Biological assets

The Company obtained a new cannabis license on August 28, 2020 in connection with the acquisition of JWC (Note 5). The Company's biological assets consist of cannabis plants.

	December 31, 2020	December 31, 2019
Balance, beginning of the year	$-	$-
Transferred-in on purchase of assets (Note 5)	841,959	-
Production costs capitalized	1,504,259
Destroyed biological assets	(125,298)	-
Transferred to inventory upon harvest	(1,383,777)	-
Balance at year end	$837,143	$-

As at December 31, 2020, the Company's biological assets scheduled or in production were, on average, 52% complete, and the Company held 8,126 plants as biological assets scheduled or in production.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

As listed below, key estimates are involved in the valuation process of the biological assets. The Company's estimates, by their nature, are subject to changes that could result in future gains or losses of biological assets. Changes in estimates could result from volatility of sales prices, growing cycle, changes in average yield of dried cannabis, changes in plant survival rates, and expected costs to sell.  The fair value of biological assets is considered a Level 3 categorization in the IFRS fair value hierarchy.

The following table presents the impact of possible changes to inputs used to determine the fair value of biological assets at December 31, 2020:

Key assumption	Description of input	Impact to fair value of biological assets:
Growing cycle	The average growing time for a plant from seeding to the point of harvest.	An increase in the growing cycle by 2 weeks results in a decrease in the fair value of $0.11 million and vice versa.
Average yield of dried cannabis	Estimate of the average number of grams of dried cannabis harvested per plant.	An increase in the yield of dried cannabis by 20 grams per plant would result in an increase in the fair value of $0.09 million and vice versa.
Plant survival rate	Average expected percentage of cannabis plants that will make it through the entire growing cycle to the point of harvest.	A 5% change in the plant survival rate to the point of harvest would result in a change of $0.01 million.
Expected costs to sell	The estimated direct and indirect costs per gram to sell the dried cannabis harvested from the individual plants.	An increase in the cost to sell by 5% would result in a decrease in the FVLCS of $0.01 million and vice versa.

9. Loans receivable

	December 31, 2020	December 31, 2019
James E. Wagner Cultivation Corporation	$-	$5,359,429
Pure Alpha Holdings Inc.	-	50,000
Good Buds Company International Inc.	2,841,584	1,942,238
Heritage Cannabis Holdings Corp.	4,707,596	-
Hello Cannabis	795,791	-
	8,344,971	7,351,667
Less: total expected credit losses	(106,202)	(328,450)
	8,238,769	7,023,217
Non-current portion	(3,921,732)	(5,058,679)
	$4,317,037	$1,964,538

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Activity in the Company's lending arrangements for the year ended December 31, 2020 and December 31, 2019 were as follows:

	December 31, 2019	Funds advanced to borrowers	Allocated to derivatives, investments & royalties*	DSRA & transaction costs**	Non-cash interest income	FV adjustment for loans at FVTPL	Modification gains/(losses)	Capitalized transaction costs on modification	Repayments/ settlement	Expected credit recovery/(loss)	Foreign exchange impact	December 31, 2020
Pure Alpha Holdings Inc.	$50,000	$-	$-	$-	$-	$-	$-	$-	$(50,000)	$-	$-	$-
James E. Wagner Cultivation Corporation	5,058,679	8,998,393	(205,238)	(29,728)	675,659	105,371	695,111	-	(15,598,997)	300,750	-	-
Good Buds Company International Inc.	1,914,538	488,065	(24,530)	14,840	649,786	-	(229,885)	1,068	-	(17,299)	-	2,796,583
Cresco Labs Inc.	-	2,617,482	-	-	24,900	-	-	-	(2,612,229)	-	(30,153)	-
Heritage Cannabis	-	4,108,546	-	109,627	468,825	-	13,842	6,758	-	(61,203)	-	4,646,395
Hello Cannabis Corporation	-	909,725	-	-	50,016	11,050	-	-	(175,000)	-	-	795,791
Total	$7,023,217	$17,122,211	$(229,768)	$94,739	$1,869,186	$116,421	$479,068	$7,826	$(18,436,226)	$222,248	$(30,153)	$8,238,769

*Represents the value of the loaned funds allocated to the derivative assets, investments, and royalty agreements received from the borrowers at initial recognition.
**Represents capitalized transaction costs and funds held back for the Debt Service Reserve Account (DSRA) for certain borrowers.

	December 31, 2018	Funds advanced to borrowers	Allocated to derivatives & investments*	DSRA & transaction costs**	Accretion	Modification gain	Repayment	Settlement gain (loss)	Expected credit loss	December 31, 2019
Pure Alpha Holdings Inc.	$-	$50,000	$-	$-	$-	$-	$-	$-	$-	$50,000
180 Smoke Inc.	447,534	-	-	-	5,903	-	(589,999)	136,562	-	-
James E. Wagner Cultivation Corporation	-	5,598,017	(713,095)	289,020	185,487	-	-	-	(300,750)	5,058,679
C.G.S. Foods Inc. - Facility A	-	740,000	-	44,747	(13,255)	42,787	(750,000)	(64,279)	-	-
C.G.S. Foods Inc. - Facility B	-	490,000	(119,450)	37,570	19,637	-	(500,000)	72,243	-	-
Blissco Holdings Ltd.	-	1,300,102	-	-	31,356	-	(1,394,773)	63,315	-	-
Good Buds Company International Inc.	-	1,954,749	(254,233)	51,640	190,082	-	-	-	(27,700)	1,914,538
MYM Nutraceuticals Inc.	-	2,302,494	(448,129)	97,506	298,454	-	(2,600,000)	349,675	-	-
Total	$447,534	$12,435,362	$(1,534,907)	$520,483	$717,664	$42,787	$(5,834,772)	$557,516	$(328,450)	$7,023,217

*Represents the value of the loaned funds allocated to the derivative assets and investments received from the borrowers at initial recognition. **Represents capitalized transaction costs and funds held back for the Debt Service Reserve Account (DSRA) for certain borrowers.

Maturity profile of loans

Pure Alpha Holdings Inc.

On January 17, 2019, the Company signed a promissory note with Pure Alpha Holdings Inc. ("Pure Alpha"), an Ontario licensed cannabis company, totalling $50,000, with a one-year maturity. The financing was interest free and could be repaid by Pure Alpha at any time throughout the duration of the loan without penalty. The note was guaranteed by Superette Inc. ("Superette"), a retail licence holder in Ontario, Canada. As part of the arrangement, Superette advanced $50,000 to Trichome Financial, which was recorded as a security deposit.

On February 19, 2020, the Company settled its outstanding loan to Pure Alpha. The loan was settled by Trichome Financial taking ownership of the $50,000 deposit obtained from Pure Alpha's guarantor, Superette, on issuance of the loan.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

James E. Wagner Cultivation Corporation

Restructuring:

On March 31, 2020, JWC agreed to a plan of consensual restructuring (the "Restructuring") wherein JWC sought approval for an Initial Order approving an application for creditor protection under the Companies' Creditors Arrangement Act (Canada). The restructuring was reviewed and recommended by a Special Committee of the Board of JWC (the "Special Committee") and approved unanimously by the entire Board through a resolution on March 31, 2020. The Initial Order granting JWC's application for CCAA was granted on April 1, 2020 by the Ontario Superior Court of Justice (the "Court"), and further approved on April 9, 2020.

In connection with the Restructuring, Trichome Financial and JWC agreed to (i) a Debtor-in-Possession Loan ("DIP Loan") over the term of the Restructuring; (ii) the appointment of a monitor in the CCAA proceedings; (iii) an offer by Trichome Financial to purchase the assets of JWC as the "stalking-horse" bidder in the Sales and Investor Solicitation Process ("SISP"), overseen by the Special Committee and the monitor; and (iv) the appointment of a Trichome Financial Board member, as the Chief Restructuring Officer.

On May 15, 2020, the Company was confirmed as the successful bidder of the assets of JWC. On June 2, 2020, the Company received authorization from the Court to complete the purchase of substantially all the assets of JWC (the "Transaction").

On August 28, 2020, the Company completed the acquisition of the assets of JWC. The acquisition was classified as a business combination in accordance with IFRS 3 Business Combinations (Note 5). The total carrying value of the loans as well as accrued coupon interest and recoverable legal fees from JWC on August 28, 2020 was approximately $16.01 million, which was equal to the fair value for the purpose of the valuation of the consideration paid in the business combination.

Loans:

On February 20, 2019, the Company signed a senior secured term loan with JWC to lend $3.5 million (the "Initial Loan"). Following the Initial Loan, the lending arrangement was amended ("Amendment 1" or "follow-on loan") on November 6, 2019. In this follow-on loan, the Company committed to two additional tranches of funding ("Tranche 1" and "Tranche 2" respectively). On April 1, 2020, as part of the Restructuring, both parties agreed to a super-priority DIP Loan. The purpose of the DIP Loan was to finance the operations of JWC through the Restructuring process.

I. The Initial Loan was issued at a face value of $3.50 million, with a two-year maturity, and annual interest of 9.25%. The Initial Loan was secured by first ranking perfected security interest in the assets of JWC and was guaranteed by each of its subsidiaries. The Company also received 291,667 common share purchase warrants of JWC when entering the arrangement (Note 10).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

In accordance with IFRS 9, the Initial Loan was recorded on initial recognition at its fair value of $3.14 million. The fair value was based on a face value of $3.50 million less the warrants, set-up fee, and original issue discount. The loan was recorded at amortized cost, with an effective annual interest rate of 15.3%, inclusive of the fair value of warrants at initial recognition. Excluding the fair value of warrants and capitalized transaction costs, the loan had an effective annual interest rate of 13.9%. During the year ended December 31, 2020, the Company recorded interest revenue on the loan of $0.33 million (2019 - $0.41 million).

On August 28, 2020, the $3.5 million face value of the Initial Loan was included as purchase consideration for the acquisition of JWC (Note 5).

II. Tranche 1 of Amendment 1 was issued at a face value of $2.85 million on November 6, 2019, with a two-year maturity and annual interest of 9.25%. Tranche 1 was secured by a perfected first lien on all of JWC's current and future tangible and intangible assets (including a share pledge from all subsidiaries of JWC). Upon closing of Tranche 1, the Company received a total of 984,208 common shares of JWC as well as 1,696,385 common share purchase warrants (Note 10).

In accordance with IFRS 9, Tranche 1 was recorded on initial recognition at its fair value of $2.04 million. The fair value was based on a face value of $2.85 million less the fair value of warrants, fair value of common shares, set-up fee, original issue discount, as well as capitalized legal fees. The loan was recorded at amortized cost, with an effective annual interest rate of 28.0%, inclusive of the fair value of warrants and common shares at initial recognition and 13.3% exclusive of the fair value of warrants and common shares at initial recognition. The Company recorded interest revenue on the Tranche 1 loan of $0.45 million for the year ended December 31, 2020 (2019 - 0.09 million).

On August 28, 2020, the $2.85 million face value of the Tranche 1 Amendment 1 Loan was included as purchase consideration for the acquisition of JWC (Note 5).

III. On February 19, 2020, the Company issued Tranche 2 of Amendment 2 with a face value of $1.15 million, an annual interest rate of 9.25%, and maturing on November 6, 2021. On initial recognition the loan was recorded at fair value of $0.86 million and was a Stage 2 loan under IFRS 9. The fair value was based on a face value of $1.15 million net of an original issue discount, a debt service reserve account, transaction costs, and 1,052,500 JWC common shares issued to the Company as part of the lending arrangement (Note 10).

In accordance with IFRS 9, the loan was recorded at amortized cost subsequent to initial recognition. The loan was recorded with an effective annual interest rate of 27.7%. Excluding the debt service reserve account, transaction costs, and the 1,052,500 JWC common shares issued as part of the Tranche 2 lending arrangement, the loan had an annual effective interest rate of 12.5%. During the year ended December 31, 2020 the Company recorded interest revenue of $0.16 million.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

On April 1, 2020, as part of the Transaction, the maturity dates of the Initial, Tranche 1 Amendment 1, and Tranche 2 Amendment 2 Loans were modified to June 30, 2020. On June 30, 2020, the maturity dates were further modified to July 31, 2020 to allow additional time for Health Canada to approve the Company's cannabis license required to purchase the assets of JWC. Finally, on July 31, 2020 the maturity dates of the loans were further amended to August 28, 2020 - the date on which the Company closed the acquisition of the assets and business of JWC (Note 5). In accordance with IFRS 9, the alteration of the maturity dates throughout the duration of the three loans and thus a change in the timing of the cash inflows created a net modification gain of $0.76 million for the year ended December 31, 2020.

On August 28, 2020, the $1.15 million face value of the Tranche 2 Amendment 2 Loan was included as purchase consideration for the acquisition of JWC (Note 5).

IV. In connection with the court approved CCAA process, JWC and the Company entered into a consensual restructuring plan, which included a $4.0 million DIP Loan with a 10% annual interest rate. The DIP Loan included a $0.12 million set-up fee. The first amendment included an amendment fee of $0.05 million, and raised the DIP Loan commitment to $5.5 million. Further, on June 30, 2020, the Company agreed to a second amendment (the "second DIP Loan amendment") to increase the maximum borrowing by an additional $1.7 million to bring the maximum total borrowing to $7.2 million. On July 31, 2020, the Company agreed to an amendment on the DIP loan which increased the maximum drawdown by an additional $1.0 million to bring the maximum borrowing total to $8.2 million. Finally, on August 24, 2020, the Company agreed to a final amendment increasing the maximum borrowing on the DIP loan by an additional $1.0 million, bringing the maximum drawdown amount to $9.2 million. During the year ended December 31, 2020, the Company advanced $7.9 million under the DIP Loan agreement.

In accordance with the IFRS 9 impairment standards and Stage 3 of the Expected Credit Loss ("ECL") hierarchy, the DIP Loan was considered a purchased or credit-impaired financial asset on initial recognition. Any expected defaults on future payments over the term of the loan were netted against the future loan payments in determining the fair value of the loan at each reporting period.

The DIP Loan was recorded both on initial recognition and subsequently at FVTPL. This classification under IFRS 9 is a result of the variable nature of the amount and timing of the advances. The Company determines the fair value of the loan on initial recognition, when advancing an additional tranche of financing, and at each reporting period, by calculating the present value of the expected remaining cash inflows using a 17.5% market discount rate. With each subsequent tranche and at the end of each reporting period, the Company records a fair value adjustment, which is derived from the difference between the present value of the remaining cash flows and the current carrying value of the loan.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

As part of the second DIP Loan amendment, the maximum maturity date of the DIP Loan was extended from June 30, 2020 to July 31, 2020. Subsequently, on July 31, 2020, the maturity date of the DIP Loan was amended from July 31, 2020 to August 28, 2020 - the date on which the

Company closed the acquisition of the assets and business of JWC (Note 5). In accordance with IFRS 9, the alteration of the maturity dates throughout the duration of the loan and thus a change in the timing of the cash inflows created a net modification loss of $0.08 million for the year ended December 31, 2020. The original discount rate on the DIP Loan was used in determining the present value of the remaining cash flows on the modification dates.

For the year ended December 31, 2020, the Company recorded interest revenue of $0.33 million. For the year ended December 31, 2020 the Company recorded a net fair value gain of $0.1 million.

On August 28, 2020 the value of the DIP loan was included as purchase consideration for the acquisition of JWC (Note 5).

Good Buds Company International Inc.

I. On August 20, 2019, the Company entered into an agreement to provide a $2.35 million non-revolving loan to Good Buds Company International Inc. ("Good Buds") at an interest rate of 11.5% per annum. The financing was used for expansion and construction of Good Buds' cultivation facility as well as for repaying outstanding shareholder loans. Good Buds has the option to prepay the entire balance of the loan, including all accrued and unpaid interest at the time, prior to maturity of the arrangement. If Good Buds were to exercise this prepayment option, it would require a prepayment premium, which is based on the lesser of six months' interest payable under the arrangement or the amount of remaining number of months' interest to the maturity date.

Good Buds had the ability to request an increase in the value of the loaned funds at any time, prior to maturity of the arrangement, up to a maximum of $2.50 million in additional funding and subject to approval of the Company. In connection with the lending arrangement, the Company was issued 950,000 common share purchase warrants of Good Buds.

In accordance with IFRS 9, the loan was recorded on issuance at fair value, which was the principal value of $2.35 million, net of an original issue discount, transaction fees, an upfront lump sum payment of the aggregate monthly interest payments over the term of the loan, and the warrants were recorded at fair value on issuance (Note 10). The loan was subsequently recorded at amortized cost, with an effective interest rate of 28.7%, inclusive of the fair value of warrants issued on initial recognition. Excluding the fair value of warrants and transaction related costs, the loan has an effective annual interest rate of 17.5%. The loan was secured by all current and future acquired property, assets, and undertakings of the borrower and the guarantors.

The loan originally matured on September 1, 2020; however, the maturity date of the loan was extended multiple times through a series of amendments, eventually being due on January 31, 2021. The principal value as well as all accrued interest was repaid by Good Buds on April 23, 2021 (Note 28).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

As a result of deferring the maturity dates of the loan, the Company recorded an aggregate net modification loss of $0.16 million during the year ended December 31, 2020. The Company also capitalized an insignificant amount of legal fees related to certain of the loan modifications which took place during the year.

For the year-ended December 31, 2020, the Company earned interest revenue of $0.63 million on the loan (2019 -$0.19 million).

II. On April 6, 2020, the Company advanced a second tranche of senior secured financing to Good Buds with a face value of $0.55 million. This tranche was issued under similar terms as the original advance issued on August 20, 2019. The funds were advanced, net of an original issue discount, set-up fee, certain transaction costs, and an interest reserve account equal to the entire balance of interest owing over the life of the loan.

Similar to the $2.35 million tranche advanced on August 20, 2019, the second tranche has an annual interest rate of 11.5% and original maturity of September 1, 2020. The funds assisted Good Buds' with the acquisition of production equipment. As part of the advance, the Company also received 222,340 Good Buds warrants, which have an exercise price of $0.60 and expire on April 6, 2023 (Note 10).

In accordance with IFRS 9, the second tranche loan was recorded on issuance at fair value, which is the principal value of the loan, net of its original issue discount, set-up fee, transaction costs, interest reserve account, and the warrants were recorded at fair value on issuance. The loan was subsequently recorded at amortized cost, with an effective annual interest rate of 34.9%, inclusive of the fair value of the warrants issued on initial recognition. Excluding the fair value of warrants and transaction related costs, the second tranche loan has an effective annual interest rate of 25.7%. The loan is secured by all current and future acquired property, assets, and undertakings of the borrower and the guarantors.

The loan originally matured on September 1, 2020; however, the maturity date of the loan was extended multiple times through a series of amendments, eventually being due on January 31, 2021. The principal value as well as all accrued interest was eventually repaid by Good Buds on April 23, 2021 (Note 28).

As a result of deferring the maturity dates of the loan, the Company recorded an aggregate net modification loss of $0.06 million during the year ended December 31, 2020. For the year ended December 31, 2020, the Company earned interest revenue of $0.13 million on the loan.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Heritage Cannabis Holdings Corp.

On January 30, 2020, Trichome Financial entered into a senior secured term loan with Heritage Cannabis Holdings Corp. ("Heritage"). Trichome Financial agreed to advance up to $6.70 million by way of two tranches ($4.875 million for Tranche 1 and $1.825 million for Tranche 2), where the second tranche would not be advanced until certain conditions are met. The loan is secured by all current and future assets, property, and undertakings of all obligors listed in the security agreement. Trichome is no longer committed to providing additional funds to Heritage under Tranche 2.

The loan is for a period of two years and carries an interest rate of 9.5% per annum, payable monthly. Tranche 1 of the loan was issued on January 30, 2020, net of a set-up fee, an original issue discount, and an interest reserve account equal to nine months of interest payments.

Included in the loan arrangement with Heritage is a voluntary prepayment feature which allows Heritage to repay the loan in whole or in part, upon five business days' written notice to Trichome Financial. Any partial prepayment shall be in a minimum amount of $0.50 million. As part of the voluntary prepayment there is a prepayment premium paid by Heritage. In assessing the IFRS 9 accounting treatment for this loan on initial recognition, the Company concluded that because Heritage would be required to pay a penalty on prepayment, the loan can still be recognized at amortized cost as the prepayment feature would not be independently classified as a derivative.

In accordance with IFRS 9, the loan was recorded at fair value on initial recognition of $4.22 million, which was net of a set-up fee, an interest reserve account equal to nine months of interest payments, an original issue discount, and certain transactions costs. Subsequent to initial recognition, the loan was recorded at amortized cost using an effective annual interest rate of 13.3%. Excluding the related transaction costs, the loan has an annual effective interest rate of 14.6%.

On September 29, 2020, the Company amended the terms of the loan agreement with Heritage. The amended terms included monthly principal repayments of $0.09 million commencing February 2021, with the remaining principal balance due on maturity. This is an adjustment from the original terms of the loan agreement, which contemplated principal repaid in full on maturity of the loan. Amending the principal repayment terms of the loan agreement resulted in a modification gain of $0.02 for the year-ended December 31, 2020.

For the year ended December 31, 2020, the Company recorded interest revenue of $0.55 million.

Cresco Labs Inc.

On January 30, 2020, as a syndicate member, Trichome Financial entered into a senior secured term loan with Cresco Labs Inc. ("Cresco"). The syndicated loan was for aggregate proceeds of US$100.0 million, of which US$2.0 million was advanced by Trichome Financial, gross of a set-up fee.

The funds advanced to Cresco by the syndicate members will be held in a reserve account and are to be used to fund permitted acquisitions and investments, as defined in the lending arrangement. The loan is for a term of 18 months, with an annual interest rate of 12.7%. Interest payments are due quarterly, with principal due at maturity of the loan.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

In accordance with IFRS 9, the loan was recorded at fair value on initial recognition of $2.62 million. Excluding the set-up fee, the loan has an annual effective interest rate of 14.8%. Subsequent to initial recognition, the loan was recorded at amortized costs.

On October 30, 2020, the Company sold its loan in Cresco to an unrelated third party. The proceeds on the sale of the loan were equal to the carrying value at the time of sale and thus no settlement gain or loss was recorded.

For the year-ended December 31, 2020 the Company recorded interest revenue of $0.28 million and a net foreign exchange loss of $0.03 million.

2673943 Ontario Inc. ("Hello Cannabis")

On February 28, 2020, the Company entered into a loan agreement with Hello Cannabis. The senior secured term loan has a face value of $1.0 million, with the ability to increase the loan up to an additional $1.25 million. Upon closing, the Company advanced $1.0 million to Hello Cannabis, gross of a set-up fee and interest reserve account, to fund capital expenditures as well as inventory purchases. The term loan bears interest at a rate of 10.5% per annum with a maturity of 18 months.

In connection with the term loan, the Company entered into a royalty agreement with Hello Cannabis. The royalty agreement includes a monthly fee based on 2.0% of monthly gross revenues of Hello Cannabis' retail location in Sault Ste. Marie, Ontario. The royalty agreement is for a period of 18 months commencing the first month after the month in which the retail location is operational and commenced in April 2020. The loan is secured by a first-ranking priority of all shares in the capital of each guarantor, together with the share certificates. The loan is also guaranteed by personal assets of the listed guarantors.

The term loan was recorded at fair value on initial recognition of $0.91 million, which was net of a set-up fee, and an interest reserve account equal to five months of interest payments. Subsequent to initial recognition, the loan was recorded at FVTPL. The recognition of the loan at FVTPL is due to the fact that the monthly royalty interest payments, which are based on 2% of gross sales for the retail location, are considered variable interest payments and thus do not meet the Solely Payments of Principal and Interest ("SPPI") requirements under IFRS 9 to be recorded at amortized cost. The fair value of the loan was recorded with a market interest rate of 23.6%. Excluding the value of the royalty agreement and transaction costs, the loan has an interest rate of 13.1%. The fair value of the loan is assessed at each reporting period based on the updated projected royalty payments as well as for any change in the market interest rate used to discount the future cash inflows of the loan. During the year ended December 31, 2020, the Company noted no material change in the market discount rate used to present value the future cash inflows associated with the loan. Below the Company has determined the change in the fair value of the loan at year end December 31, 2020, based on a +/- 5% change in the discount rate used to determine the fair value of the loan at year-end, as well as a +/- 5% change in the projected royalty payments over the remaining term of the loan.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

	+5%	-5%
Change in FV of loan from:
% change in discount rate	$(17,976)	$18,485
% change in forecasted royalty payments	$3,545	$(3,544)

For the year ended December 31, 2020, the Company recorded interest revenue of $0.09 million and royalty revenue of $0.1 million. The fair value of the loan on December 31, 2020 was based on an updated forecast of variable interest payments over the remaining term of the loan. Finally, the Company assessed the discount rate used to determine the fair value of the loan on day one and noted no significant changes in the market interest rate for a loan with similar terms.

Expected Credit Losses

The loan to Heritage is classified as a Stage 1 loan in the three-stage ECL model under IFRS 9. Under Stage 1, the expected credit loss is based on the expected loss from default on the cash inflows over 12 months from each reporting date.

During the quarter-ended September 30, 2020, the Good Buds loans were reclassified from a Stage 1 to a Stage 2 loan under the IFRS 9 ECL model due to Good Buds' inability to repay the August 2019 and April 2020 loans on their initial maturity dates of September 1, 2020. Reclassifying the loans to Stage 3, during the quarter ended December 31, 2020, was a result of the increased credit risk of the borrower throughout that period. A loan receivable is moved to Stage 3 when it becomes credit impaired. In line with IFRS 9, when assessing the expected credit loss associated with a Stage 3 loan, lenders should take into consideration, both the lifetime expected loss of the loan as well as any expected cash inflows associated with collateralized assets. The Company holds first ranking security on the assets of Good Buds. The Company took this information into consideration in assessing the expected credit loss on the loans to Good Buds at December 31, 2020.

The Initial, Tranche 1, and Tranche 2 loans to JWC were reclassified as Stage 3 on March 31, 2020, from Stage 2 at December 31, 2019, in connection with the borrower's filings under CCAA. The associated expected credit losses on each of the Initial, Tranche 1, and Tranche 2 loans were reversed during the year ended December 31, 2020, due to the forgiveness of the principal value of these loans in exchange for the acquisition of the assets and business of JWC (Note 5).

The loan to Hello Cannabis is classified as FVTPL under IFRS 9. As a result, this loan does not have a standalone ECL. Instead, the analysis of the discount rate is considered in determining the fair value of the loan at each reporting date.

As at December 31, 2020, the allowance for ECLs was $0.1 million (2019 - $0.33 million).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

10. Derivative assets and investments

The fair values of the derivative assets and investments as at December 31, 2020 and December 31, 2019 are as follows:

Inputs to Black-Scholes Models
		Exercise				Risk-free	Fair Value	Fair Value
Derivatives	Number	price	Share price	Life (years)	Volatility	Rate	/ Warrant	Gain/(Loss)	Total Value
Value as at January 1, 2020	6,938,064							$(723,158)	$455,064
James E. Wagner Cultivation Corporation warrants	291,667	$0.80	$-	-	83.09%	0.46%	$-	$(3,725)	$-
James E. Wagner Cultivation Corporation warrants	1,696,385	0.42	-	-	84.41%	0.42%	-	(114,717)	-
C.G.S. Foods Inc. warrants & warrants receivable	12	65,000	60,322	3.20	78.97%	0.20%	30,000	226,680	360,000
Good Buds Company International Inc. warrants	950,000	0.08	0.08	1.63	101.06%	0.20%	0.036	(133,220)	34,381
Good Buds Company International Inc. warrants	222,340	0.08	0.08	2.26	101.21%	0.20%	0.04	(15,285)	9,247
MYM Nutraceuticals Inc. warrants	1,500,000	0.30	0.09	1.44	60.49%	0.23%	0.0023	(9,135)	3,478
MYM Nutraceuticals Inc. warrants	2,500,000	0.30	0.09	1.58	60.49%	0.20%	0.0029	(15,864)	7,224
Total derivatives as at December 31, 2020	7,160,404							$(65,266)	$414,330
Investments
James E. Wagner Cultivation Corporation common shares	1,052,500						$-	$(205,235)	$-
James E. Wagner Cultivation Corporation common shares	984,208						-	(226,368)	-
Total shares as at December 31, 2020	2,036,708							$(431,603)	$-
Total derivatives and investments								$(496,869)	$414,330

Inputs to Black-Scholes Models
		Exercise				Risk-free	Fair Value	Fair Value
Derivatives	Number	price	Share price	Life (years)	Volatility	Rate	/ Warrant	Gain/(Loss)	Total Value
Value as at January 1, 2019	1,460,217							$17,314	$17,314
180 Smoke Inc. warrants	-	-	-	-	-	-	-	(7,129)	-
180 Smoke Inc. warrants	-	-	-	-	-	-	-	(10,185)	-
James E. Wagner Cultivation Corporation warrants	291,667	0.80	0.23	1.14	82.19%	1.69%	0.01	(80,801)	3,725
James E. Wagner Cultivation Corporation warrants	1,696,385	0.42	0.23	1.85	87.16%	1.69%	0.07	(139,853)	114,717
C.G.S. Foods Inc. warrants & warrants receivable	12	65,000	65,000	4.21	17.37%	1.68%	11,110	13,870	133,320
Good Buds Company International Inc. warrants	950,000	0.34	0.34	2.64	85.86%	1.71%	0.18	(86,632)	167,601
MYM Nutraceuticals Inc. warrants	1,500,000	0.30	0.10	2.44	57.52%	1.71%	0.01	12,613	12,613
MYM Nutraceuticals Inc. warrants	2,500,000	0.30	0.10	2.58	57.52%	1.71%	0.01	(425,041)	23,088
Total derivatives as at December 31, 2019	6,938,064							$(723,158)	$455,064
Investments
James E. Wagner Cultivation Corporation common shares	984,208						$0.23	$(147,631)	$226,368
Total shares as at December 31, 2019	984,208							$(147,631)	$226,368
Total derivatives and investments								$(870,789)	$681,432

The table below outlines the sensitivities of certain key estimates used in the Black-Scholes option pricing model used to fair value the derivative assets on December 31, 2020:

Derivatives	Number of warrants	Volatility				Share price*
		+5%	+10%	-5%	-10%	+5%	+10%	-5%	-10%
C.G.S. Foods Inc. warrants & warrants receivable	12	$ 16,018	$ 31,622	$ (16,149)	$ (33,231)	$ 26,812	$ 54,000	$ (26,403)	$ (52,370)
Good Buds Company warrants	950,000	1,472	2,913	(1,503)	(3,037)	1,719	3,438	(1,719)	(3,438)
Good Buds Company warrants	222,340	373	734	(384)	(778)	462	925	(462)	(925)
MYM Nutraceuticals Inc. warrants	1,500,000	905	1,916	(794)	(1,475)		N/A
MYM Nutraceuticals Inc. warrants	2,500,000	1,761	3,706	(1,565)	(2,927)		N/A

*Only applicable in instances in which the company is privately held.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

James E. Wagner Cultivation Corporation

Upon entering the Initial Loan with JWC, 291,667 warrants were issued to the Company (Note 9). Subsequently, upon the issuance of the Tranche 1 loan (Note 9), Trichome Financial was issued an additional 1,696,385 common share purchase warrants of JWC. As part of the Tranche 1 lending arrangement, the Company also received 984,208 common shares of JWC. In connection with the Tranche 2 loan (Note 9), the Company received an additional 1,052,500 JWC common shares.

Pursuant to JWC filing for creditor protection through the CCAA process on April 1, 2020, JWC's common shares were delisted from the TSX Venture Exchange on April 7, 2020. As at December 31, 2020, the Company's common share purchase warrants and common shares of JWC were valued at nil.

C.G.S. Food Inc. d/b/a Ganjika House ("CGS")

In connection with C.G.S Foods Facility B, originally entered into in March 2019, Trichome Financial was issued common share purchase warrants of CGS as well as the right to receive a variable number of additional warrants. These warrants were settled in January 2021 (Note 28).

Good Buds Company International Inc.

As part of the $2.35 million lending arrangement with Good Buds entered on August 20, 2019 (Note 9), the Company received 950,000 common share purchase warrants. The warrants expire on August 20, 2022. Pursuant to the $0.55 million second tranche loan issued to Good Buds on April 6, 2020 (Note 9), the Company received an additional 222,340 common share purchase warrants. These warrants expire on April 6, 2023. All of the Good Buds common share purchase warrants issued to the Company as part of the August 20, 2019 and April 6, 2020 lending arrangements have an exercise price equal to the lesser of (1) $0.60 and (2) the lowest price below $0.60 at which Good Buds issues common shares or securities convertible into common shares. In the instance of a liquidity event for Good Buds, at a price per share less than 1.25x the exercise price or the adjusted exercise price, then the exercise price or adjusted exercise price of the warrants resets to 75% of the price per share. Given Good Buds is not a publicly traded company, the volatility used in the valuation model was based on an average volatility of comparable publicly traded companies in the cannabis industry.

MYM Nutraceuticals Inc. ("MYM")

Upon signing a term sheet with MYM in connection with the lending arrangement, the Company was issued 1,500,000 common share purchase warrants which expire on June 10, 2022. The warrants were to be returned to MYM if the Company decided not to advance funds under a definitive lending agreement, however, the Company would keep the warrants should MYM fail to enter into a definitive lending agreement with the Company. By closing the lending arrangement with MYM, the Company received an additional 2,500,000 common share purchase warrants, which expire on July 31, 2022.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

11. Equity accounted investees

On August 13, 2020, the Company launched the Fund by entering an $8.0 million purchase facility (the "Auxly Facility") with Auxly Cannabis Group Inc. ("Auxly"). The Fund was launched to provide cannabis companies with short-term financing through recourse factoring account receivables with creditworthy counterparties, such as the provincial cannabis bodies. Factored accounts receivables within Trichome LP are managed at the discretion of Trichome Financial. The Company earns a 20% origination fee from third parties for purchased accounts receivable balances which are successfully repaid to Trichome LP.

In accordance with IFRS 10 Consolidated Financial Statements, the Company is considered an agent of participants and therefore Trichome LP is not consolidated. Furthermore, in accordance with IAS 28 Investments in Associates, the Company has significant influence over Trichome LP, and therefore measures the investment in Trichome LP using the equity method.

To finance the Auxly Facility, the Company, along with other participants, committed to contributing up to $7.63 million to the Fund, with an aggregate total of $4.82 million contributed during the year ended December 31, 2020. During December 2020, Trichome LP renegotiated the Auxly Facility ceiling to $6.0 million, which represented a $2.0 million decrease from the initial ceiling of $8.0 million. The purpose for the decrease was to reallocate committed capital for the factoring arrangement with another Canadian licensed cannabis producer, as discussed below.

On December 23, 2020, the Company entered a $4.0 million factoring arrangement with a Canadian licensed cannabis producer (the "Canadian LP Facility"). To finance the Canadian LP Facility, the Company, along with other participants, committed to contributing $4.0 million. Of the $4.0 million in committed capital, $1.47 million was rolled from uncontributed funds from participants within the Auxly Facility. The remaining $2.53 million in contributed capital is being sourced from existing participants in the Auxly Facility as well as new participants sourced by the Company. As at December 31, 2020, the Company had not called any capital and therefore had not factored any receivables under the Canadian LP Facility. The first capital call occurred in January 2021.

During the year, the Company contributed an aggregate total of $0.32 million to Trichome LP for the Auxly Facility, which represents a 6.55% participation interest within the Auxly Facility. Certain other participants within the Fund are key management of the Company who are considered related parties in this arrangement (Note 16).

The table below is a summary of the Company's investment in Trichome LP using the equity method for year ended December 31, 2020:

Opening balance - January 1, 2020	$-
Contributions made during the year	315,531
Net income from equity accounted investees during the year	8,959
Ending balance - December 31, 2020	$324,490

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The table below outlines a balance sheet and revenue summary for Trichome LP year ended December 31, 2020:

Balance Sheet at December 31, 2020					Income statement for the year ended December 31, 2020
	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Net income from continuing operations
Trichome LP	$ 4,997,030	$-	$(45,319)	$-	$173,546	$136,711

12. Prepaid and other assets

Prepaid expenses and other assets comprise of the following amounts at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Rent deposit	$617,533	$-
Security deposit	7,345	7,345
Utilities	307,858	-
Insurance	249,204	34,303
Other	176,124	92,570
Total prepaid expenses	$1,358,064	$134,218
Non-current portion of prepaid expenses	617,533	-
Current portion of prepaid expenses	$740,531	$134,218

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

13. Property, plant and equipment

The following table summarizes the property, plant, and equipment activity for the year ended December 31, 2020:

Cost
		Additions through
	Opening balance	acquisition	Additions	Ending balance
Office furniture and equipment	$-	$225,500	$-	$225,500
Production equipment	-	2,360,033	96,513	2,456,546
Computer equipment	-	131,192	-	131,192
Security system	-	-	4,357	4,357
Leasehold improvements	-	10,980,941	43,923	11,024,864
Total - cost	-	13,697,666	144,793	13,842,459

Accumulated depreciation
	Opening balance	Depreciation		Ending balance
Office furniture and equipment	-	15,408		15,408
Production equipment	-	194,994		194,994
Computer equipment	-	24,653		24,653
Security system	-	168		168
Leasehold improvements	-	350,516		350,516
Total - accumulated depreciation	$-	$585,739		$585,739

Total - net book value	$-			$13,256,720

Of the $0.59 million in depreciation expense for the year ended December 31, 2020, $0.56 million was recorded in cost of cannabis sales, while the remaining $0.03 million was recorded as depreciation and amortization expense as part operating expenses.

The Company did not hold significant property, plant and equipment during the year ended December 31, 2019.

14. Right-of-use assets and lease obligations

The following table summarizes the Company's right-of-use asset activity for the year ended December 31, 2020:

	Net book value -			Net book value -
	January 1, 2020	Additions	Depreciation	December 31, 2020
Cultivation facilities	$-	$11,113,306	$(313,540)	$10,799,766
Total balance	$-	$11,113,306	$(313,540)	$10,799,766

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Additions during the year are in relation to leases assumed by the Company through the acquisition of the assets of JWC on August 28, 2020 (Note 5). In determining the fair value of the right-of-use assets and lease obligations on acquisition of JWC, the Company used 12% and 17% as market interest rates to present value the future lease payments over the remaining term of the leases. The market interest rates used in these calculations were determined as reasonable rates at which the Company could borrow funds in the market to acquire similar assets as those under lease.

Of the $0.31 million in depreciation expense, $0.1 million was recorded in cost of cannabis sales, while the remaining $0.21million was recorded as depreciation and amortization expense as part of operating expenses for the year ended December 31, 2020.

The following table is the lease liability continuity schedule for the year ended December 31, 2020:

Opening balance, beginning of the year	$-
Lease liability incurred as part of the JWC acquisition (Note 5)	11,113,306
Cash payments during the year for lease liability	(562,341)
Interest expense incurred during the year	461,318
Lease liability ending balance	11,012,283
Less: current portion of lease liability	60,654
Non-current portion of lease liability	10,951,629

The following table outlines the breakdown of lease obligations related to the right-of-use assets as at December 31, 2020:

Total lease obligations	$11,012,283
Current portion of lease obligations	(60,654)
Long-term portion of lease obligations	$10,951,629

The following table summarizes the contractual undiscounted cash flows for the Company's lease obligations as at December 31, 2020:

Cultivation facilities
Within one year	$1,732,435
Two to six years	10,918,257
Thereafter	14,371,529
$27,022,221

Interest expense related to the lease obligations for the cultivation facilities was $0.62 million for the year ended December 31, 2020. Total cash outflows for year ended December 31, 2020 was $0.56 million.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

15. Intangible asset

The following tables summarize the Company's intangible assets and intangible asset activity for the year ended December 31, 2020 and December 31, 2019:

Cost
	Opening balance	Additions	Ending balance
Software	$19,633	$20,041	$39,674
Acquired cannabis plant genetics	-	135,000	135,000
Total intangible assets - cost	19,633	155,041	174,674

Accumulated amortization
	Opening balance	Additions	Ending balance
Software	-	(2,588)	(2,588)
Acquired cannabis plant genetics	-	(18,450)	(18,450)
Total intangible assets - accumulated amortization	-	(21,038)	(21,038)

Total intangible assets - net book value	$19,633		$153,636

The Company acquired new genetics in connection with its cannabis licence prior to closing the acquisition of the assets of JWC (Note 5).

Of the $0.02 million in amortization expense, substantially all of the balance was recorded in cost of cannabis sales for the year ended December 31, 2020.

16. Related party balances and transactions

Related party transactions

Prior to the RTO (Note 19) on October 4, 2019, the Company was a subsidiary of CannaRoyalty Corp. (d/b/a Origin House). All intercompany expenses were recorded as related party expenses and all balances due to or due from Origin House were recorded as due to or due from Trichome Financial's parent company. After completion of the RTO, Origin House held approximately 23% of the common shares of the Company and all intercompany transactions were considered related party transactions. All balances owing to or due from Origin House at December 31, 2020, were recorded as due to or due from a related party and have been reclassified in the 2019 comparative period.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The Company recorded the following related party transactions with Origin House during the year ended December 31, 2020:

- For part of the 2020 fiscal year, the Company's employees were included in the Origin House benefits plan. A total of $12,329 in benefit expenses (2019 - $33,041) were charged by Origin House to the Company.

- Stock-based compensation expense of $1,932 (2019 - $6,808).

- Origin House provided $53,824 in administrative services to the Company (2019 - $142,150).

- The Company purchased $4,850 of computer equipment from the Origin House (2019 - nil).

- As at December 31, 2020, the Company was owed a $10,120 rebate from Origin House relating to payroll health taxes.

During the year ended December 31, 2020, the Company paid $15,442 to Origin House to offset the related party balance owing at the time. As at December 31, 2020, the Company recorded a balance owing to Origin House of $23,790 (2019 - receivable balance of $23,583) related to the transactions above. These transactions are in the normal course of operations and are measured at fair value on initial recognition.

As at December 31, 2020, the Company was owed $31,751 from the Fund (Note 11) for operating expenses the Company incurred on behalf of the Fund. During the year ended December 31, 2020, the Company recognized $23,751 in service revenue generated through origination fees earned from invoices factored by the Fund.

Certain members of key management committed to contributing $0.5 million to the Fund (Note 11) to finance the purchase of accounts receivable balances from third-party customers. As at December 31, 2020, members of key management have contributed $0.19 million of the $0.5 million committed capital contributions.

Key management compensation

During the year ended December 31, 2020, the Company recorded key management compensation in the form of share-based payment expense totaling $1.36 million (2019 - $0.26 million). In addition, the Company recorded key management compensation in the form salaries, benefits, accrued discretionary bonuses, and consulting fees totalling $1.24 million (2019 - $0.38 million).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

17. Amounts payable and accrued liabilities

Amounts payable and accrued liabilities consist of the following balances at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Accounts payable	$467,005	$301,099
Sales and excise tax payable	257,217	$-
DSRA obligation	-	131,813
Accrued interest expense - convertible debt	140,647	-
Accrued interest expense - lease liabilities	154,158	-
Accrued payroll expenses	1,088,437	292,689
Other accrued expenses	1,187,659	538,559
Total amounts payable and accrued liabilities	$3,295,123	$1,264,160

18. Convertible debentures

On August 5, 2020, the Company completed a non-brokered private placement of 6,200 convertible debentures at a price of $1,000 per debenture for aggregate proceeds of $6.2 million. The convertible debentures had a 2-year term and carried an annual coupon rate of 9%, with interest paid quarterly along a calendar year. Each convertible debenture could be converted at the option of the holder into 769 common shares of the Company at any time prior to close of business on the business day immediately preceding the maturity date, at a conversion price equal to $1.30 ("the conversion price") per common share. The Company also had the right to require the holders of the convertible debentures to convert all of the principal amount of the then outstanding convertible debentures at the conversion price, if the volume weighted average price ("VWAP") of the common shares for each of the twenty trading days prior to the date the Company provided notice via press release was equal to or greater than 130% of the conversion price. The Company could repay the principal and all outstanding accrued interest at any time throughout the term of the loan, without the need to pay a penalty to the holders of the convertible debentures.

The Company allocated the gross proceeds of $6.2 million as follows: $5.1 million was allocated to debt, $0.86 million was allocated to equity representing the conversion component of the convertible debt, and the remaining $0.2 million was allocated to contributed surplus, which represented the value of approximately 0.15 million restricted share units issued at $1.25 per unit as a finder's fee. These restricted share units vested immediately on issuance and were settled four months from the grant date. The equity component representing the conversion feature was determined as the residual value of the net proceeds after determining the fair value of the debt component on issuance of the convertible debentures, and its proportionate share of transaction costs, while the value of the prepayment option was valued at nil on issuance and at year-end. The fair value of the debt component was determined by discounting the present value of the future cash flows associated with the debt using a market rate. The fair value of the restricted share units which were issued as a finder's fee and allocated to contributed surplus was based on the Company's stock price on the day of grant.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The discount rate used in determining the fair value of the debt component in the convertible debentures represents a significant unobservable input. In determining the appropriate discount rate used to determine the fair value of the debt component of the convertible debentures, the Company used an average of publicly disclosed comparable company debt financing interest rates, the Company's own internal borrowing rate, as well as interest rates at which the Company would lend to other Canadian LPs in recent years.

In accordance with IFRS 9 Financial Instruments, the Company elected to record the debt component of the convertible debentures at FVTPL. Included in the fair value of the debt component are certain embedded derivatives which have not been bifurcated from the debt component of the convertible debentures. The embedded derivative is the Company's prepayment option on the debt component of the convertible debt, which allows the Company to repay the outstanding debt balance prior to maturity.

Opening balance at December 31, 2019	$-
Gross proceeds from issuance of convertible debentures	6,200,000
Value of conversion feature on initial recognition	(884,883)
Fair value change during the period	155,877
Closing balance at December 31, 2020	$5,470,994

Concurrent to the initial recognition of the conversion feature on issuance of the convertible debentures, the Company recorded a deferred tax liability of $0.23 million, thus decreasing the value equity component to $0.63 million for the year ended December 31, 2020.

During the year ended December 31, 2020, the Company recorded interest expense of $0.38 million, which represents the 9% annual coupon quarterly payments, as well as accretion expense of $0.16 million.

Furthermore, subsequent to December 31, 2020, on January 5, 2021, the Company announced the forced conversion of the convertible debentures into 4,769,238 Trichome common shares (Note 28).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

19. Share capital

Common shares

Authorized

As at December 31, 2020, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Issued and outstanding

	Number of shares	Amount
Balance at January 1, 2019	6,960,000	$335,000
Conversion of series A preferred shares on close of Trichome's RTO	9,513,902	16,332,200
Shares issued for series B subscription receipts	7,849,706	16,484,383
Shares issued for the reverse takeover of 22 Capital Corp.*	751,216	1,577,564
Share issuance costs on RTO	-	(879,108)
Balance at December 31, 2019	25,074,824	$33,850,039
Restricted shares units converted to common shares in the year	737,788	1,169,839
Balance at December 31, 2020	25,812,612	$35,019,878

*Number of shares adjusted down by four shares from December 31, 2019. This relates to monthly fractional share adjustments throughout 2020.

On October 4, 2019, the Company completed a reverse takeover of 22 Capital Corp. Immediately prior to this reverse takeover, Trichome Financial executed a 3:1 share split of its existing issued and outstanding common shares. The 1.00 million common shares issued at inception of the Company and the 1.32 million common shares issued on March 12, 2018 converted to an aggregate of 6.96 million issued and outstanding common shares on completion of the 3:1 share split, without diluting the ownership interest of any individual shareholder. The Company incurred approximately $1.68 million in listing expense and costs incurred to list on the stock exchange during the year ended December 31, 2019 as part of this RTO.

As part of the RTO, Trichome Financial issued 0.75 million common shares to the shareholders of 22 Capital for cash proceeds of nil and a fair value per share of $2.10. The issuance of these shares was accounted for as a transaction expense as part of the RTO, considering the RTO represented an amalgamation of the two companies, and did not qualify as a business combination under IFRS 3 - Business Combinations.

Additionally, upon completion of the RTO, the 3.17 million Class A preferred shares, which were issued as part of a private placement which closed on September 5, 2018, converted into 9.51 million issued and outstanding common shares of the Company. The $16.33 million accreted value of the preferred shares, which is net of the original issuance costs, was reclassified from a liability balance to share capital upon completion of the RTO.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Prior to the RTO, the Company issued subscription receipts as part of a Series B private placement, which represented 7.85 million common shares, issued at a price of $2.10 per share. Upon completion of the RTO, these subscription receipts were converted into common shares and $16.48 million was converted from share deposits to share capital, representing the gross proceeds raised from the issuance of the subscription receipts, net of issuance costs.

Throughout the year ended December 31, 2020, the Company settled 0.74 million RSUs by issuing the equivalent number of common shares. Upon settlement, the value of the RSUs were reclassified from contributed surplus to share capital. The aggregate value of the 0.74 million RSUs settled during the year ended December 31, 2020, was $1.17 million, which was reclassified from contributed surplus to share capital.

As at December 31, 2020, the Company had 2.18 million common shares held in escrow related to shares held by insiders of the Company. The shares are held in escrow related to the RTO and are released to their associated owners over time. The final amounts in escrow are scheduled to be released from escrow, equally, in April 2021.

The calculation of diluted and basic net loss per share for the year ended December 31, 2020 and December 31, 2019 includes vested RSUs.

Class A preferred shares and accretion expense

Trichome Financial issued 9.51 million Class A preferred shares (inclusive of the 3:1 share split which took place immediately prior to the RTO on October 4, 2019) as part of a private placement which closed on September 5, 2018 at $1.58 per share. Gross proceeds were $15.00 million, with issuance costs of $0.50 million. The shares were convertible to cash, at the option of the holder, for $1.72 per share should an initial public offering or a change in control not occur by September 5, 2019. As such, the Class A preferred shares were initially liability-classified on the Company's consolidated statement of financial position, and issuance costs were netted against the gross proceeds. In connection with the RTO, the Class A preferred shares were reclassified to equity, upon conversion to common shares of the Company. During the year ended December 31, 2020 nil accretion expense was recorded (2019 - $1.25 million) in connection with the liability-classified preferred shares. The Company is authorized to issue an unlimited number of Trichome Class A Preference Shares and 5.0 million Trichome Preferred Share. As at December 31, 2020, there were nil Trichome Class A Preference Shares and nil Trichome Preferred Shares outstanding.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Share-based compensation

The Company's Board of Directors approved an Equity Incentive Plan (the "share unit plan") as well as a separate Stock Option Plan (the "stock option plan") for its employees and directors effective October 8, 2019. The share unit plan is specifically for the issuance of performance and restricted share units ("PSUs" and "RSUs"), while the stock option plan is for the administration and issuance of stock options. Under the plans, the maximum number of common shares issuable pursuant to this plan shall not exceed 5,014,996 in aggregate, less the number of common shares issuable pursuant to awards outstanding under the Company's other security-based compensation plans. The number of PSUs, RSUs, and stock options granted, and any applicable vesting conditions related to those share-based payments are determined at the discretion of the compensation committee of the Board of Directors. Share-based reserve represents RSUs and PSUs that have vested, for which common shares have not yet been issued.

The following tables summarize the activity of equity awards for the year ended December 31, 2020:

RSUs	Year ended
	December 31, 2020		December 31, 2019

	Amount	Value per award	Amount	Value per award
Outstanding, beginning of year	2,060,300	$1.17	1,475,300	$0.85
Granted during the year	1,104,038	0.83	585,000	1.97
Forfeited during the year	(40,000)	1.58	-	-
Converted to common shares during the year	(737,788)	1.59	-	-
Outstanding, end of year	2,386,550	$0.87	2,060,300	$1.17

As at December 31, 2020, a total of 1.96 million RSUs have vested. The value of vested RSUs totals $2.16 million, which has been recorded in share-based reserve, and unvested RSUs totalled $1.09 million. The awards vest one-third or one-quarter upon grant, and one-third or one-quarter annually thereafter. The fair value of RSUs granted post-RTO are determined based on the share price on the grant date. For any RSUs issued post-RTO, the fair value of the RSUs is a Level 1 input. The fair value of RSUs issued before the RTO were based on the Company's estimated valuation at the time (the Company's estimated share price at the time), which is considered a Level 3 input.

During the year-ended December 31, 2020, the Company recorded share-based compensation expense related to RSUs of $0.90 million (2019 - $0.98 million). Of the 1.1 million RSUs granted during the year, 0.15 million were issued as a finder's fee for the convertible debenture issuance on August 5, 2020 (Note 18). The fair value of these RSUs granted as a finder's fee were determined based on the share price at the time of the grant.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

PSUs	Year ended
	December 31, 2020		December 31, 2019

	Amount	Value per award	Amount	Value per award
Outstanding, beginning of year	630,000	$0.08	630,000	$0.08
Outstanding, end of year	630,000	$0.08	630,000	$0.08

 As at December 31, 2020, all required performance milestones for the holders of PSUs had been achieved, and all PSUs were vested. The total amount of the vested PSUs at December 31, 2020, was $0.05 million.

During the year ended December 31, 2020, the Company recorded share-based compensation expense for PSUs of nil (2019 - $0.013 million).

Options - Trichome Financial Corp.	Year ended
	December 31, 2020		December 31,2019
		Weighted
	Number of	average exercise	Number of	Weighted average
	options	price	options	exercise price
Outstanding, beginning of year	85,208	$1.45	15,000	$1.58
Granted during the year	-	-	70,208	1.42
Expired during the year	(70,208)	1.42	-	-
Outstanding, end of year	15,000	$1.58	85,208	$1.45
Exercisable at the end of year	15,000	$1.58	80,208	$1.45

The Company issued 70,208 stock options to the former shareholders of 22 Capital Corp., as part of the RTO on October 4, 2019. The options vested immediately and expired within six months of issuance on April 3, 2020. No options were exercised prior to expiry and all 70,208 stock options were therefore cancelled.

As at December 31, 2020, vested options total 15,000.

The fair value of all stock options issued are determined using the Black-Scholes option pricing model on the day of grant. Inputs to the Black-Scholes option pricing model include an estimated share price, volatility, risk-free rate, useful life, and forfeiture rate at the time of grant.

Options - Trichome JWC Acquisition	Year ended
Corp.	December 31, 2020		December 31, 2019
		Weighted
	Number of	average exercise	Number of	Weighted average
	options	price	options	exercise price
Outstanding, beginning of year	-	$-	-	$-
Granted during the year	5,920,714	1.00	-	-
Outstanding, end of year	5,920,714	$1.00	-	$-
Exercisable at the end of year	3,700,446	$1.00	-	$-

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

In connection with the acquisition of JWC on August 28, 2020 (Note 5), the Company implemented an equity incentive plan for its subsidiary - Trichome JWC Acquisition Corp. During the year ended December 31, 2020, the Company issued 5.9 million stock options to employees of the Company and Trichome JWC Acquisition Corp. Half of the stock options vested immediately upon grant, with the remaining half vesting quarterly, over a one-year period from the grant date on August 28, 2020. The stock options have an exercise price of $1.00 and expire on the tenth anniversary of the grant date. For the year ended December 31, 2020, the Company recorded $1.3 million in stock compensation expense related to these options. The fair value of the stock options on the day of grant was determined using the Black-Scholes option pricing model.

The fair value of the Trichome JWC Acquisition Corp. stock options was determined using the Black-Scholes option pricing model. The following inputs were used:

-  Stock price - determined as the net asset value of Trichome JWC Acquisition Corp. on the grant date of the stock options. The total number of outstanding common shares on that date and the value per share was determined based on the fully diluted share count of Trichome JWC Acquisition Corp. on the grant date.

-  Volatility - average volatility of publicly listed comparable companies. Data points used to determine the volatility align with the expected life of the stock options.

-  Expected life - based on the expected period the stock options would be fully exercised by the holders.

-  Risk-free rate - based on government of Canada bond yields at the time of grant, with similar expected lives as the stock options.

Contributed surplus

Contributed surplus is comprised of share-based compensation.

20. Loss per share

The basic and diluted net income (loss) per share has been calculated based on the following net income (loss) and the weighted average number of common shares outstanding:

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

	December 31, 2020	December 31, 2019

Net loss for the year - applicable for basic loss per share	$(7,259,463)	$(5,793,751)

Net loss for the year - applicable for diluted loss per share	$(7,259,463)	$(5,793,751)

Issued and outstanding shares at beginning of year	25,074,824	6,960,000
Shares issued during the year on RTO	-	4,367,411
Settlement of restricted share units	108,844	-
Net effect from vested and forfeited restricted share units	1,398,332	724,186
Effect from vested performance share units	630,000	470,630
Basic weighted average outstanding common shares	27,212,000	12,522,227
Diluted weighted average outstanding common shares	27,212,000	12,522,227

Basic loss per share	$(0.27)	$(0.46)
Diluted loss per share	$(0.27)	$(0.46)

The Company did not include vested RSUs, PSUs, as well as exerciseable stock options in the loss per share table above, as these instruments are considered anti-dilutive for the periods presented.

21. Non-controlling interest

The table below is the summarized financial information of the Company's subsidiary, Trichome JWC Acquisition Corp., along with non-controlling interests:

Balance at
December 31, 2020
Total assets at year end	$30,689,036
Total liabilities at year end	10,936,551
Equity attributable to the Company at year end	19,752,485
For the year ended
December 31, 2020
TJAC net loss	$(7,259,463)

The net change in non-controlling interest is as follows for the year ended December 31, 2020:

Opening balance - January 1, 2020	$-
TJAC equity incentive plan	1,297,219
Balance as at December 31, 2020	$1,297,219

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

22. General and administrative expense

		December 31, 2020	December 31, 2019
Salaries and benefits	Note 16	$1,660,276	$761,851
Accrued bonuses		1,005,550	555,488
Professional fees		1,316,436	298,778
Marketing and investor relations		317,522	117,626
Executive and advisory fees	Note 16	53,826	142,150
Rent and CAM fees		236,808	69,029
Insurance		330,247	54,467
Office and administration costs	Note 16	274,576	71,136
Legal fees		750,371	300,388
Travel, meals, and entertainment costs		54,914	73,716
Transaction fees		196,037	13,134
Janitorial		7,232	-
Vehicles, equipment, and rentals		40,213	-
Licenses and permits		50,772	-
Repairs and maintenance		77,383	-
Shipping		46,821	-
Utilities		122,803	-
Public company costs		52,377	76,618
Total		$6,594,164	$2,534,381

Salaries and benefits expense are net of $0.23 million of government subsidies received during the year as part of the Canadian Emergency Wage Subsidy program introduced in 2020 due to the COVID pandemic.

23. Risk management

Fair value of financial instruments

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the observability of significant inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - valuation techniques using one or more significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

	Type	Level	December 31, 2020	December 31, 2019
Cash and cash equivalents	Amortized cost		$2,850,476	$20,887,704
Investments	FVTPL	Level 1	-	226,368
Derivative assets	FVTPL	Level 2	10,702	154,143
Derivative assets	FVTPL	Level 3	403,628	300,921
Loans receivable	Amortized cost		7,442,978	7,023,217
Loans receivable	FVTPL	Level 3	795,791	-
Amounts receivable	Amortized cost		1,911,650	158,169
Amounts receivable	FVTPL	Level 1	648,943	-
Due from related parties	Amortized cost		7,961	23,583
Amounts payable and accrued liabilities	Amortized cost		3,295,123	1,264,160
Lease liability	Amortized cost		11,012,283	-
Convertible debentures	FVTPL	Level 3	5,470,994	-

For the items noted above, amortized cost closely matches individual fair values given amounts are expected to be settled within the next 12 months.

Impacts to the fair values of the financial instruments with level 3 unobservable inputs are as follows at December 31, 2020:

Financial instrument	Valuation technique	Unobservable inputs	Impact of unobservable inputs to fair value
Derivative assets	Black-Scholes option pricing model	Volatility Share price (only if it is a private company)	See Note 10 for the quantitative impact on a change in the inputs for these derivative assets.
Loans receivable	Discounted cashflow	Variable interest and discount rate

An increase in variable interest payments would increase the value of the loan and vice versa for a decrease in variable interest payments.

An increase in the discount rate used would decrease the value of the loan and vice versa for a decrease in the discount rate used.

Convertible debt	Discount cashflow	Discount rate used to fair value the liability component of the convertible debt

An increase in the discount rate would decrease the value of the liability component of the convertible debt while increasing the value of the residual equity component and vice versa for a decrease in the discount rate.

In the normal course of business, the Company holds various financial instruments, which by their nature involve risk, including liquidity risk, interest rate risk, and credit risk of non-performance by counter parties. These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient, readily available capital in order to meet its liquidity requirements. Considering the capital intensity of the business, this includes analyzing expected future cash outflows for the Company's active cultivation activities, including capital expenditures and operating cash flows, as well as the timing of loan repayments.

With the acquisition of JWC on August 28, 2020, the Company's focus on cash outflows to support lending was refocused to consider future working capital needs of JWC. The Company performs modelling and budgeting activities to assess liquidity needs.

As at December 31, 2020, the Company's financial liabilities have contractual maturities as follows. The expected cash outflows shown are the undiscounted cash balances estimated to be paid over the coming periods:

	0 - 12 months	2 - 6 years	Thereafter	Total
Amounts payable, accrued liabilities	$3,295,123	$-	$-	$3,295,123
Convertible debentures[1]	-	6,200,000	-	6,200,000
Lease liabilities	1,732,435	10,918,257	14,371,529	27,022,221
Total	$5,027,558	$17,118,257	$14,371,529	$36,517,344

1Convertible debentures were converted to Trichome common shares shortly after year end on January 5, 2021. (Note 28)

COVID-19

In March 2020, the World Health Organization declared COVID-19 a global pandemic, greatly impacting financial markets and leading governments within the jurisdictions of the Company's borrowers to implement certain social distancing and quarantine measures. As at the date of these Financial Statements, any impact to the Company's borrowers remains uncertain, however, the impact of COVID-19 may effect ECLs on a go-forward basis should any of the Company's borrowers be unable to maintain liquidity, cultivation activities, or sales to customers. With uncertain business closures and government-imposed restrictions, the Company's cannabis operations may be impacted directly, such as impacts to supply chain, production, staffing availability, and customer demand.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Interest rate risk

The Company's exposure to interest rate risk relates to risk of loss due to volatility of interest rates. The Company does not enter into lending arrangements where the interest rate is variable, which reduces its risk to the volatility of market rates. The Company's policy is to invest excess cash in investment grade short term guaranteed investment certificates, when possible. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

The Company did not institute any changes to its interest rate strategy during the period.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposures to credit risk relates to the Company's amounts receivable and loans receivable balances.

Loans receivable:

This risk is mitigated through due diligence performed on counterparties, and other contractual arrangements, which includes pledged assets of the borrower as collateral.

Trichome Financial generally assesses borrowers' management experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This includes the analysis of forward-looking financial forecasts. The Company, using knowledge and experience in the cannabis industry, assesses the viability of the forecasts prepared by the borrower in order to determine the overall level of credit risk associated with the deployment of capital. On certain loans, interest is paid upfront by the borrower, in addition to set-up fees and original issuer discounts, in order to reduce credit risk. In some instances, loans may also include a minimum working capital surplus to be maintained by the borrower throughout the duration of the loan in order to reduce the risk of the borrower not being able to service their debt obligations with the Company. Finally, as an additional protection to reduce credit risk, the Company may also obtain derivative assets or equity instruments in the borrower when entering certain lending arrangements.

Obtaining these financial assets alleviates the credit risk associated with the capital deployed, as they can be liquidated to recoup any proceeds lost in the case of default on a loan.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

In addition to due diligence and the factors noted above, Trichome Financial obtains approval from its Board of Directors for significant lending arrangements. Trichome Financial generally considers collateral of the underlying businesses, including property, plant and equipment, inventory, and receivables, in structuring its investments and managing credit risk. Trichome Financial actively monitors financial results of the underlying businesses regularly against the underlying business plans and industry trends. This typically includes comparing the borrower's forecasts originally considered when entering into the lending arrangement versus actual results. Using this information, the Company will then reassess the borrowers' overall credit rating throughout the term of the loan and record an additional expected credit loss as needed, if it has been determined that the borrower's credit rating has diminished since entering the arrangement. As part of this assessment, the Company will take into consideration whether or not the expected credit loss associated with the loan needs to be determined based on the expected losses over the next year, or alternatively, if the credit rating of the borrower has significantly diminished, the lifetime expected loss on the loan. If a borrower is not expected to repay the principal balance of the loan on maturity, the Company will amend the terms of the loan agreement to extend the maturity date of the loan.

Trichome Financial's borrowers are generally within the Canadian cannabis industry, however, Trichome Financial diversifies credit risk by lending to companies that operate in different Canadian geographic regions, as well as different sectors within the cannabis market such as cultivation, extraction, and retail.

As at December 31, 2020, one of the Company's borrowers was overdue on repayment of two individual loans totaling a principle value of $2.9 million (Note 28). The Company commenced charging an additional 2% penalty interest rate, as noted in the loan agreement, on the outstanding principal balance commencing on January 15, 2021.

Amounts receivable:

The Company is also exposed to credit risk with respect to accounts receivable in connection with cannabis sales. Currently, these accounts receivable primarily relate to amounts owed by government provincial cannabis bodies, which the Company considers low risk counterparties. To address risks related to account receivables from non-government counterparties, the Company considers the financial health of the counterparty, and may require cash upfront in certain instances.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company has certain assets and liabilities denominated in U.S. dollars that are affected by changes in exchange rates between the Canadian and U.S. dollar. As at December 31, 2020, the balance of assets and liabilities denominated in U.S. dollars was comprised of minor amounts of accounts payable, as the Company's loan to a U.S. multi-state operator, Cresco Labs, was settled in October 2020 (Note 9).

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Capital management

The Company's objective when managing capital is to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The Company's capital is composed of equity and convertible debentures. The Company's primary uses of capital historically related to both credit and equity investments with companies in the cannabis industry, however, since the acquisition of JWC has been refocused to managing active cannabis production assets. The Company primarily uses capital to finance operations, capital expenditures, and increases in working capital. The Company manages these requirements through debt and equity financings and may need to raise additional funds to reach its goals. The Company's objective when managing capital is to ensure that the Company will continue to have enough liquidity to meet its obligations.

The Company monitors its capital based on the adequacy of its cash resources to fund its business plan and growth strategy. In order to maximize flexibility to finance growth of the business, the Company does not currently pay a dividend to holders of its common shares.

24. Segmented information

During the year ended December 31, 2020, Trichome Financial operated under two separate reporting segments. Below is a summary of the financial performance, as well as select consolidated statement of financial position amounts, of the individual segments during the year ended December 31, 2020.

Three borrowers generated 83% of total interest revenue during the year ended December 31, 2020, with the largest comprising 41% of total revenues (2019 - 83% and 39% respectively).

TJAC acquired the assets of JWC on August 28, 2020, and therefore, financial results for this segment represent a 125-day period.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

	Trichome Financial	Trichome JWC
	Corp.	Acquisition Corp.	Consolidated
Select income statement items:
Cannabis sales (net of excise tax)	$-	$1,335,041	$1,335,041
Interest revenue	3,001,785	-	3,001,785
Royalty and other revenue	118,645	-	118,645
Total revenue	3,120,430	1,335,041	4,455,471

Cost of cannabis sales	-	2,625,075	2,625,075

Realized fair value amount of inventory sold	-	-	-
Unrealized fair value on biological assets	-	-	-

General and administrative expenses	4,079,284	2,514,880	6,594,164
Expected credit loss	(250,538)	-	(250,538)
Share-based compensation expense	899,483	1,297,219	2,196,702
Depreciation and amortization expense not included in cost of cannabis sales	2,588	249,751	252,339
Total operating expenses	4,730,817	4,061,850	8,792,667

Loss from operations	(1,610,387)	(5,351,884)	(6,962,271)
Other operating expenses (income)	1,341,971	(818,931)	523,040
Net loss before tax	(2,952,358)	(4,532,953)	(7,485,311)
Deferred tax recovery	225,848	-	225,848
Net loss for the year	$(2,726,510)	$(4,532,953)	$(7,259,463)

	Trichome Financial	Trichome JWC
	Corp.	Acquisition Corp.	Consolidated
Select segmented assets:
Current and non-current loans receivable	$8,238,769	$-	$8,238,769
Amounts receivable	856,004	1,819,437	2,675,441
Biological asset	-	837,143	837,143
Inventory	-	2,202,618	2,202,618
Derivative assets	414,330	-	414,330
Equity accounted investees	324,490	-	324,490
Property, plant and equipment	-	13,256,720	13,256,720
Intangible assets	37,086	116,550	153,636
Right of use asset	-	10,799,766	10,799,766

25. Commitments and contingencies

The Company currently leases two cultivation facilities in Kitchener, Ontario as well as office space in Toronto, Ontario. Commitments over the coming years related to leased cultivation facilities are shown in more detail in Note 14. The leased office space in Toronto, Ontario is on a month-to-month basis and therefore does not have any significant lease commitments moving forward.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

26. Consolidated Statement of Cashflows

The table below shows a summary of the changes in non-cash working capital items related to operations of the Company:

	For the year ended
	December 31, 2020	December 31, 2019
Decrease/(increase) in amounts receivable	$(1,878,345)	$(109,969)
Decrease/(increase) in prepaid expenses, other current assets, and deposits	(515,850)	(182,418)
Decrease/(increase) in biological assets	(120,482)	-
Decrease/(increase) in inventory	(557,087)	-
Increase in due from related parties	(4,908)	(131,493)
Increase/(decrease) in amounts payable and accrued liabilities	1,912,590	991,553
Decrease in deposits	(28,977)	78,977
Increase/(decrease) in due to related parties	23,790	-
Total changes in non-cash working capital items related to operations	$(1,169,269)	$646,650

The purchase consideration for the assets and business of JWC (Note 5) consisted of settlement of pre-existing loans owed to the Company, along with accrued interest and recoverable legal fees. The Company therefore did not have significant cash outflows associated with the purchase consideration.

27. Income taxes

Below is the reconciliation of the combined Canadian federal and provincial statutory tax rate of 26.5% (2019-26.5%) to the effective tax rate:

	For the year ended
	December 31, 2020	December 31, 2019
Net Income (Loss) before recovery of income taxes	$(7,485,311)	$(5,793,751)

Expected income tax (recovery) expense	(1,983,607)	(1,535,340)
Share based compensations and other non- deductible expenses	602,202	945,370
Share issuance costs booked directly to equity	-	(232,960)
Other adjustment	-	16,130
Bargain purchase price	(380,118)	-
Change in tax benefits not recognized	1,535,675	806,800
Income tax (recovery)	$(225,848)	$-
The income tax (recovery) is allocated as follows:
Current tax (recovery) expense	-	-
Deferred tax (recovery) expense	(225,848)	-
Total	$(225,848)	$-

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

The following table summarizes the components of deferred tax for the years ended December 31, 2020 and 2019:

	For the year ended
	December 31, 2020	December 31, 2019
Deferred tax assets
Lease liabilities	$2,861,938	$-
Operating losses carried forward	967,441	118,390
Total deferred tax assets	3,829,379	118,390

Deferred tax liabilities
Property, plant and equipment	$(368,378)	$-
Amounts receivable	(57,131)	-
Loans receivable	(348,745)	(118,390)
Right-of-use assets	(2,861,938)	-
Convertible debentures	(193,187)	-
Total deferred tax liabilities	(3,829,379)	(118,390)

Net Deferred tax liabilities	$-	$-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	For the year ended
	December 31, 2020	December 31, 2019
Balance at the beginning of the year	$-	$-
Recognized in profit/loss	225,848	-
Recognized in equity	(225,848)	-
Balance at the end of the year	$-	$-

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

Deferred tax assets are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and laibilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	For the year ended
	December 31, 2020	December 31, 2019
Intangible assets	$158,748	$85,990
Investment in subsidiaries	1,248,224	-
Derivative assets	788,422	723,160
Investments	579,234	147,630
Lease liabilities	212,517	-
Investment in equity accounted investee	100,161	-
Share issuance costs	936,133	1,288,170
Operating losses carried forward	6,284,626	2,268,120
	$10,308,065	$4,513,070

The Canadian loss carry forwards expire as noted below. Share issue and financings costs will be fully amortized in 2024. The Company's Canadian non-capital income tax losses expire as follows:

 2038 - nil

 2039 - nil

 2040 - $6,284,626

28. Subsequent events

Forced conversion of Convertible Debentures

On January 5, 2021, pursuant to the convertible debenture agreements entered by the Company as part of the non-brokered private placement on August 5, 2020, the Company, via public press release, announced the forced conversion of the convertible debentures to Trichome common shares (Note 18). The forced conversion was called by the Company after the 20-day VWAP of Trichome common shares was greater than 130% of the $1.30 conversion price noted in the convertible debenture agreements. Holders of the convertible debentures were paid their accrued interest up to January 5, 2021 via cash payment. The $6.2 million principal value of the convertible debentures was converted into 4,769,238 Trichome common shares, which were issued on January 8, 2021, shortly after the January 5, 2021 press release.

Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019

IM Cannabis acquisition

On December 30, 2020, IM Cannabis Corp. ("IMC"), a multi-country operator in the medical cannabis sector, and the Company entered into a definitive agreement (the "Arrangement Agreement") to combine the two businesses (the "Combined Company") pursuant to a plan of arrangement to be completed under the Business Corporations Act (Ontario) (the "Transaction"). Under the terms of the Transaction, the shareholders of Trichome will receive 0.24525 common shares of IMC (after a recent 4:1 reverse share split) for each common share of Trichome. All of the Company's unvested and unexercised RSUs, PSUs, and stock options, as well as the Trichome JWC Acquisition Corp. stock options accelerated on close of the acquisition and were converted into IMC common shares. The acquisition closed on March 18, 2021.

Settlement of CGS warrants

On January 27, 2021, Trichome entered into a purchase and sale agreement with C.G.S. Foods Inc. for the purchase by C.G.S. of all warrants owned by the Company. Aggregate cash proceeds for the warrants were $0.36 million plus an additional $0.045 million to reimburse the Company for certain legal fees incurred.

Repayment of Heritage loan

On April 1, 2021, Heritage Cannabis Holding Corp. repaid the outstanding principal balance and accrued interest, at the time, on the January 30, 2020 loan. The Company received proceeds of approximately $4.73 million, of which $4.7 million was the outstanding principal balance of the loan at the time and the remaining balance was accrued interest up to the repayment date. As part of the payout, the Company agreed to waive the early repayment premium, which was included in the initial loan agreement between Heritage and the Company.

Repayment of Good Buds loan

On April 23, 2021, Good Buds repaid the outstanding principal balance and accrued interest of approximately $3.1 million.

SCHEDULE "B"

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2020

Please see attached.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AS AT AND
FOR THE YEAR ENDED  DECEMBER 31, 2020

Caution Regarding Unaudited Pro Forma Financial Statements

The unaudited pro forma consolidated financial statements of the Company is comprised of the pro forma consolidated statement of financial position as at December 31, 2020, the pro forma consolidated statements of profit or loss and other comprehensive income for the year ended December 30, 2020.

Such unaudited pro forma consolidated financial statements have been prepared using historical consolidated financial statements of IM Cannabis Corp. (the "Company" or "IMC") and Trichome Financial Corp. ("Trichome"), respectively,  as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing such unaudited pro forma consolidated financial statements, the Company has not independently verified the financial statements of Trichome that were used to prepare the unaudited pro forma consolidated financial statements. The historical audited consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable; and (ii) with respect to the unaudited pro forma consolidated statement of profit or loss and other comprehensive income, expected to have a continuing impact on the combined company's results. As such, the impact from merger-related expenses is not included in the unaudited pro forma consolidated financial statement of profit or loss and other comprehensive income.

The unaudited pro forma consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the acquisition of Trichome by the Company completed on March 18, 2021 (the "Trichome Transaction") or for liabilities that may result from integration planning. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company's financial condition and results of operations would have been had the Trichome Transaction occurred on the dates indicated.

The unaudited pro forma consolidated financial statements also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma adjustments are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that the Company believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements.

As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Forward-Looking Statements

These unaudited pro forma financial statements may contain certain "forward-looking statements" or "forward-looking information" under applicable securities laws. Forward-looking terms such as "may," "will," "could," "should," "would," "plan," "potential," "intend," "anticipate," "project," "target," "believe," "estimate" or "expect" and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in these unaudited pro forma financial statements. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. You are referred to the risk factors described in the Company's most recent Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com. The forward-looking statements and information contained in this unaudited pro forma financial statements represent the Company's views only as of today's date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

2

IM CANNABIS CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN DOLLARS IN THOUSANDS

(Unaudited)

INDEX

Page

Pro Forma Consolidated Statements of Financial Position As at December 31, 2020	4 - 5

Pro Forma Consolidated Statements of Profit or Loss and Other Comprehensive Income For the year ended December 31, 2020	6 - 7

Notes to Pro Forma Consolidated Financial Statements	8 - 11

-   -   -   -   -   -   -   -   -   -   -

3

PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC	Trichome	Pro Forma Acquisition Adjustments	Notes	Pro Forma Combined

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,885	$2,850	-		11,735
Restricted bank deposits	18	-	-		18
Trade receivables	5,501	1,879	-		7,380
Advances to suppliers	3,602	-	-		3,602
Other accounts receivable	689	1,544	-		2,233
Biological assets	78	837	-		915
Inventories	8,370	2,203	-		10,573
Loans receivable	-	4,317	-		4,317
	27,143	13,630	-		40,773

NON-CURRENT ASSETS:
Property, plant and equipment, net	5,532	13,257			18,789
Investments and derivative assets	2,341	414			2,755
Loans receivable	-	3,922			3,922
Investments in equity accounted investees	-	324			324
Deposits	-	618			618
Right-of-use assets	935	10,800			11,735
Deferred tax assets	769	-			769
Intangible assets and Goodwill (net)	1,396	154	69,537	2(a)	70,087
	10,973	29,489	69,537		109,999

Total assets	$38,116	$43,119	$69,537		$150,772

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

4

PRO FORMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC	Trichome	Pro Forma Acquisition Adjustments	Notes	Pro Forma Combined
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,605	$467	$-		$3,072
Other accounts payable and accrued expenses	3,497	2,828	408	2(b,g)	6,733
Current portion of lease liabilities	167	61	-		228
	6,269	3,356	408		10,033

NON-CURRENT LIABILITIES:
Deferred tax liability	1,503	-	-		1,503
Warrants measured at fair value	16,540	-	-		16,540
Employee benefit liabilities, net	371	-	-		371
Convertible debentures	-	5,471	(5,471)	2(c)	-
Lease liabilities	823	10,952	-		11,775
	19,237	16,423	(5,471)		30,189
Total liabilities	25,506	19,779	(5,063)		40,222

EQUITY ATTRIBUTABLE TO EQUITY
HOLDERS OF THE COMPANY :
Share capital and premium	37,040	35,020	64,008	2(d)	136,068
Translation reserve	1,229	-	-		1,229
Reserve from share-based payment transactions	5,829	1,663	(288)	2(d,g)	7,204
Equity component of convertible debentures	-	626	(626)	2(d)	-
Retained earnings (accumulated deficit)	(33,001)	(15,266)	12,803	2(d,g)	(35,464)
Total equity attributable to shareholders of the Company	11,097	22,043	75,897		109,037

Non-controlling interests	1,513	1,297	(1,297)	2(d)	1,513

Total equity	12,610	23,340	74,600		110,550

Total equity and liabilities	$38,116	$43,119	$69,537		$150,772

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

5

PRO FORMA CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
For the year ended December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC	Trichome	Pro Forma Acquisition Adjustments	Notes	Pro Forma Combined

Revenues	$15,890	$4,455	$-		$20,345
Cost of revenues	7,081	2,625	-		9,706
Gross profit before fair value adjustments	8,809	1,830	-		10,639

Fair value adjustments:
Unrealized change in fair value of biological assets	11,781	-	-		11,781
Realized fair value adjustments on inventory sold in the period	(10,122)	-	-		(10,122)
Total fair value adjustments	1,659	-	-		1,659

Gross profit	10,468	1,830	-		12,298

General and administrative expenses	11,413	8,094	1,624	2(h,i)	21,131
Selling and marketing expenses	3,782	-	-		3,782
Research and development expenses	136	-	-		136
Expected credit recoveries	-	(251)	-		(251)
Share-based compensation	3,382	2,197	(822)	2(e,f)	4,757
Total operating expenses	18,713	10,040	802		29,555

Operating loss	(8,245)	(8,210)	(802)		(17,257)

Finance incomes (expenses), net	(20,227)	(1,032)	382	2(b)	(20,877)

Fair value gain on amounts receivable	-	216	-		216
Fair value loss on investments and derivatives	-	(497)	-		(497)
Fair value gain on loans receivable at FVTPL	-	116	-		116
Gain on modification of loans receivable	-	479	-		479
Bargain purchase gain		1,434	-		1,434
Share of income from equity accounted investee	-	9	-		9
Income (loss) before income taxes	(28,472)	(7,485)	(420)		(36,377)

Income tax expense	262	(226)	-		36

Net Income (loss)	$(28,734)	$7,259	$(420)		$(36,413)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

6

PRO FORMA CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2020 (Unaudited)

Canadian Dollars in thousands

	IMC	Trichome	Pro Forma Acquisition Adjustments	Notes	Pro Forma Combined

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:
Re-measurement gain (loss) on defined benefit plans	(30)	-	-		(30)
Exchange differences on translation to presentation currency	1,146	-	-		1,146

Total comprehensive income (loss)	$1,116	$-	$-		$1,116

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statement of foreign operations	(124)	-	-		(124)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods	(124)	-	-		(124)
Total other comprehensive income	$992	$-	$-		$992
Total comprehensive income (loss)	$(27,742)	$(7,259)	$(420)		$(35,421)
Net income (loss) attributable to :
Equity holders of the Company	(28,698)	(7,259)	(420)		(36,377)
Non-controlling interests	(36)	-	-		(36)

	$(28,734)	$(7,259)	$(420)		$(36,413)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	(27,808)	(7,259)	(420)		(35,487)
Non-controlling interests	64	-	-		64

	$(27,742)	$(7,259)	$(420)		$(35,421)

Net income (loss) per share attributable to equity holders of the Company:
Basic and diluted net loss per share (in CAD) (*)	$(0.74)				$(0.75)
Weighted average number of shares outstanding (in thousands) (*)	38,565	-	10,105		48,670

*) After giving effect to IMC share consolidation of 4:1.

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

7

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 1 - Background and basis of presentation

Background

IMC is listed on the Canadian Securities Exchange ("CSE") and the NASDAQ Capital Market ("NASDAQ") under the ticker symbol "IMCC". IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a fully operational, vertically integrated medical cannabis business spearheaded by its distribution arm in Germany and augmented by strategic agreements with a network of certified European suppliers and distributors.

Trichome has historically operated as a specialty finance company focused on providing flexible and creative capital solutions to the global legal cannabis market. During 2020, Trichome became a Canadian adult-use recreational cannabis producer through the acquisition of the assets of James E. Wagner Cultivation ("JWC") on August 28, 2020.

On March 18, 2021, pursuant to the terms and subject to the conditions of a definitive arrangement agreement dated December 30, 2020 (as amended) between IMC and Trichome (the "Arrangement Agreement"), IMC completed the Trichome Transaction (see Note 2).

Basis of presentation

The unaudited pro forma consolidated statement of financial position as at December 31, 2020 and the unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020 of IMC were prepared in compliance with National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") to reflect the Transaction whereby the Company acquired all of the issued and outstanding shares of Trichome ("Trichome Shares").. The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of profit or loss and other comprehensive income of IMC are comprised of information derived from:

  the audited consolidated financial statements of IMC for the year ended December 31, 2020;
  the audited consolidated financial statements of Trichome for the year ended December 31, 2020.

The unaudited pro forma consolidated statement of financial position gives effect to the Acquisition as if it had occurred on December 31, 2020. The unaudited pro forma consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2020, give effect to the acquisition as if it had occurred at January 1, 2020.

These unaudited pro forma consolidated financial statements have been prepared using accounting policies and practices consistent with those used in the preparation of IMC's consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB. In the opinion of management, these unaudited pro forma consolidated financial statements include all material adjustments necessary for fair presentation.

          The unaudited pro forma consolidated financial statements do not include all of the information disclosures required by IFRS and should be read in conjunction with the audited consolidated financial statements of IMC for the year ended December 31, 2020, in addition to the accompanying financial statement notes.

The historical financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) with respect to the statements of profit and loss and other comprehensive income, expected to have a continuing impact on the combined results.

8

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 1 - Background and basis of presentation (Cont.)

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the continuing entity had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price of Trichome by IMC are based, in part, on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual assets and liabilities of Trichome that exist as of the date of completion of the acquisition.

Note 2 - Trichome acquisition

1)    Description of Transaction

On March 18, 202 1 , IMC and Trichome closed the Trichome Transaction. The Trichome Transaction was completed pursuant to the terms and subject to the conditions of the Arrangement Agreement, whereby the Company agreed to acquire all of the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario), As a result of the Trichome Transaction, the businesses of IMC and Trichome have been combined (IMC and Trichome together, the "Combined Company").In accordance with the terms of the Arrangement Agreement, , former holders of Trichome Shares received0.24525 IMC common shares ("Common Shares for each  Trichome Share previously held (the "Exchange Ratio") and former holders of Trichome in-the-money convertible instruments received a net payment of IMC Shares based on the Exchange Ratio(the "Consideration"). Upon completion of the Trichome Transaction, the total Consideration paid to former holders of Trichome Shares and in-the-money convertible instruments equaled to the issuance of 10,104,901 Common Shares, valued at approximately $99,028 at a then known price per share of $9.8.The terms of the Trichome Transaction , including the Consideration, are the result of arm's length negotiations between the Company and Trichome.

Upon completion of the Trichome Transacction, the Company's shareholders owned approximately 79.94% of the Combined Company's outstanding shares and former Trichome shareholders own approximately 20.06%.

The accompanying unaudited pro forma consolidated statement of financial position as of December 31, 2020, and pro forma consolidated statements of profit or loss and comprehensive income for the year ended December 31, 2020 of IMC have been prepared by management for illustrative purposes only, to show the effect of the proposed acquisition of Trichome by IMC as if the acquisition occurred on January 1, 2020.

2)     Pro forma adjustments and assumptions

The pro forma purchase price is subject to change based on the finalization of purchase price adjustments and completion of management's assessment of the fair values of the assets and liabilities acquired. Due to the timing of the announcement of the Trichome Transaction, IMC has not yet obtained sufficient information to accurately determine the fair market value of Trichome's net assets by category and has therefore allocated the December 31, 2020, book values of the net assets acquired as a proxy of fair value.

9

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 2 - Trichome acquisition (Cont.)

Goodwill represents the amount by which the purchase price exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the purchase price will be based on the net assets purchased as of the closing date of the Trichome Transaction and other information available at that time. There may be material differences from this pro forma purchase price allocation as a result of finalizing the valuation. Based on management's preliminary estimates, the goodwill may be allocated to other items such as certain identified intangible assets. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The Trichome Transaction will be accounted for as a business combination under IFRS 3.  In accordance with IFRS 3, equity securities issued as the consideration transferred will be measured on the closing date of the Trichome Transaction at fair value reflecting the then-current market price.

The unaudited pro forma consolidated financial statements incorporate the following main pro forma adjustments:

a) Intangible assets and Goodwill were acquired as part of the Trichome Transaction. The pro forma purchase price is subject to change based on the finalization of purchase price adjustments and completion of fair values assigned to the net assets acquired. Due to the timing of the Trichome Transaction, the Company has not yet obtained the required information to accurately identify as well as assign value to any intangible asset(s) and goodwill acquired as part of the Trichome Transaction.

b) Had the Trichome Transaction occurred on January 1, 2020, all of the convertible debentures would have been automatically converted into Common Shares and interest expense would no longer be incurred.

c) Had the Trichome Transaction occurred on December 31, 2020, all of the convertible debentures would have been automatically converted into Common Shares.

d) All equity components of Trichome's balance sheet have been eliminated, including non-controlling interests that have been repurchased by Trichome immediately prior to the Trichome Transaction.

e) Had the Trichome Transaction occurred on January 1, 2020, vesting of all of Trichome's stock options, restricted share units, and performance share units would have accelerated and exercised immediately prior to the acquisition, therefore share-based compensation expense has been adjusted.

f) Had the Trichome Transaction occurred on January 1, 2020, a sum of 700,000 stock options would have been granted to Trichome's employees, therefore share-based compensation expense has been recorded respectively.

g) Pro forma adjustment for estimated fees and expenses associated with the Trichome Transaction includes investment bankers, legal, advisory and other transaction costs and professional fees. The Trichome Transaction costs includes 100,916 Common Shares issued at $9.8 per share to financial advisors. The adjustment to expense all of the acquisition-related transaction costs that will be incurred have not been reflected in the accompanying pro forma consolidated statements of profit or loss and other comprehensive income for the year presented. Those costs are one-time in nature and are not expected to have any continuing impact on the combined entity, rather they have been recognized in the pro forma consolidated statement of financial position as at December 31, 2020.

h) Pro forma adjustment for fees and expenses associated with listed public company including marketing, investor relations and filing expenses. Had the Trichome Transaction occurred on January 1, 2020, all of those costs and expenses would not have been recorded in Trichome.

i) Had the Trichome Transaction occurred on January 1, 2020, all the acquisition costs related to Trichome Transaction would have been recorder during 2020.

10

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands

Note 2 - Trichome acquisition (Cont.)

Pro forma Net Loss Per Share

The pro forma basic and diluted net loss per share for the year ended December 31, 2020, is as follows:

Year ended December 31, 2020

Pro forma net loss attributable to equity holders of the Company	$(36,377)

Basic and diluted weighted average of IMC common shares outstanding (as reported)*	38,565

Additional shares issued in Trichome transaction	10,105

Basic and diluted weighted average IMC common shares outstanding (pro forma)	48,670

Pro forma net loss per share, basic and diluted	$(0.75)

*) After giving effect to IMC share consolidation of 4:1.

- - -  - - - - - - - - - - - - - - - - - - - - - -

11